                       Filed pursuant to Rule 424(b)(4)
                              File No. 333-96509


                          [DCH TECHNOLOGY, INC. LOGO]


                               4,937,021 Shares

                                 Common Stock

     We have prepared this prospectus to allow DCH Technology, Inc.
shareholders or their respective pledgees, donees, transferees or other successors in interest to sell up to 4,937,021 shares of our common stock which they own or may acquire upon exercise of warrants previously acquired in private placements. We will receive no proceeds from the sale of these shares, except for the proceeds from the exercise of the warrants.

     Our common stock is listed on the NASD O-T-C Market Bulletin Board under the symbol "DCHT." On February 28, 2000, the closing price of our common stock was $7.06 per share.

                             ______________________

 See "Risk Factors" beginning on page 6 for a discussion of material issues to consider before purchasing our common stock.
                            _______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is March 23, 2000.

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----

Prospectus Summary                                                       3
Risk Factors                                                             6
Use of Proceeds                                                         10
Price Range of Common Stock and Dividend Policy                         11
Capitalization                                                          13
Selected Consolidated Financial Data                                    14
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                   15
Business                                                                21
Management                                                              35
Related Party Transactions                                              40
Selling Stockholders                                                    41
Principal Stockholders                                                  44
Description of Capital Stock                                            46
Shares Eligible for Future Sale                                         48
Plan of Distribution                                                    49
Legal Matters                                                           50
Experts                                                                 51
Where You Can Find Additional Information                               51
Index to Financial Statements                                          F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, "DCH," "we," "us" and "our" refer to DCH Technology, Inc.

     All trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

                              PROSPECTUS SUMMARY

     This summary highlights information described more fully elsewhere in this prospectus. You should read the entire prospectus carefully.

     Our objective is to seek out patented technologies, secure those patented technologies through licensing agreements with the patent holders and to convert the technologies into viable products, which we then produce, market and sell. Our business focuses primarily on technologies related to the use of hydrogen in gas sensor systems and fuel cell systems.

     Our hydrogen gas sensor products capitalize on the rapidly growing need for regulatory systems to monitor dangerous levels of hydrogen in various industry applications. The current gas sensor market is estimated at $1.1 billion based on an industry study conducted by management and continues to grow as new and innovative uses for these products are found. Because hydrogen is explosive when found in low level concentrations, detecting and regulating the gas in order to activate safety equipment or alarms is a vital step in protecting personnel and avoiding hazardous situations. Our hydrogen sensor equipment offers a fast and reliable safety solution to a vast number of industries that utilize hydrogen in the production of their own products or that create hydrogen as a byproduct. We have one hydrogen sensor product already on the market and are currently developing a second sensor device.

     Our hydrogen fuel cell products represent a viable alternative to traditional energy resources, such as oil and gas. Recently, the United States government and major car manufacturers have turned their attention to the need for cleaner, longer lasting and more efficient fuel sources than fossil fuels. We believe that our hydrogen fuel cell technology is the alternative fuel source of the future, not just for automobiles, but for small, portable consumer products as well. Our first two fuel cell products are currently under development and are projected to be ready for the market in approximately 12 to 18 months. Meanwhile, we continue to develop the underlying hydrogen fuel cell technology and to strengthen our relationships with government and corporate partners interested in exploiting this technology.

     We feel that it is important to the growth and success of our company that we establish strategic relationships within the industries that are most in need of our products. By forging these relationships early on we anticipate that that we will be able to penetrate relevant markets and reach higher sales volumes quicker than our competitors. To date, we have identified 34 industries where hydrogen sensors are used or needed. We also have several strategic partners that help in the design and development of the technologies underlying our hydrogen sensor and fuel cell products. These partners include the Department of Energy, Lockheed Martin, Sandia National Laboratory, Oak Ridge National Laboratory, Simon Fraser University, and Los Alamos National Laboratory.

                                 THE OFFERING
Common stock offered by selling stockholders    4,937,021 shares

Common stock to be outstanding after this       22,105,113 shares excluding an
Offering                                        aggregate of 2,385,306 shares reserved
                                                for outstanding warrants.

Use of proceeds                                 Other than the proceeds from the
                                                exercise of the warrants, none of the
                                                proceeds from the sale of the
                                                common stock offered by this
                                                prospectus will be received by us.
                                                Any warrant exercise proceeds
                                                received by us will be used for
                                                working capital and general
                                                corporate purposes.

O-T-C Market Bulletin Board symbol:             DCHT

                  SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS


                                                                                  Year Ended
                                                          ----------------------------------------------------------
                                                                                  December 31
                                                           ---------------------------------------------------------
                                                                 1999                  1998                 1997
                                                             -------------       ----------------       ------------

Consolidated Statements of Operations Data:
Sales                                                        $   543,199            $   207,580          $   89,751

Cost of products sold                                            332,394                 66,480                   -

Loss from operations                                          (3,566,495)            (4,581,839)           (185,957)

Net loss                                                      (3,587,473)            (4,577,656)           (185,957)

Net loss per common share                                         $ (.25)                 $(.48)            $  (.04)

Weighted-average common shares outstanding                    14,518,656              9,579,059           4,211,936

                                                                            At
                                                                        December 31,
                                                           -------------------------------------
                                                                1999                    1998
                                                            ------------            ------------
Consolidated Balance Sheet Data:
Current Assets                                              $  1,744,879             $  304,345
Property And Equipment - Net                                $    217,665             $  108,659
Other Assets                                                $    313,577             $  128,025
Total Assets                                                $  2,276,121             $  541,029
Current Liabilities                                         $    843,934             $  247,229
Long Term Liabilities                                       $     30,344             $  180,359
Total Stockholders Equity                                   $  1,401,843             $  113,441

                                 RISK FACTORS


     An investment in the shares of our common stock offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors as well as the other information set forth in this prospectus before you decide to buy our common stock.

Risks Related to DCH's Operations

We have a history of losses, and we expect losses for the foreseeable future.

     Since our inception in November 1994, we have incurred substantial losses.

Our net loss equaled $4,577,656 for the year ended December 31, 1998, as compared to $3,587,473 for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of $8,618,404.

     We anticipate that our expenses relating to developing, marketing and supporting our current and future products will increase substantially in the future. Accordingly, for the foreseeable future we expect to experience additional losses as these increased expenses exceed our total revenues. These additional losses will increase our accumulated deficit.

Our revenues currently depend on one product, the Robust Hydrogen Sensor.

     To date, we have generated nearly all of our revenues from one product, the Robust Hydrogen Sensor. We expect that the Robust Hydrogen Sensor will continue to account for a substantial majority of our revenues for the foreseeable future. Currently, three other technologies are under development, including a second hydrogen sensor and two hydrogen fuel cells. Our future financial performance is dependent, in significant part, upon the successful development, introduction and customer acceptance of new and enhanced versions of the Robust Hydrogen Sensor, other hydrogen sensors, our hydrogen fuel cell technologies and related new products that we may develop. We cannot assure you that we will be successful in upgrading the Robust Hydrogen Sensor or that we will successfully develop new products, or that any new product will achieve market acceptance. For more information on the sources of our revenues, please see the sections of this prospectus entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Hydrogen sensor and fuel cell technologies are new and evolving technologies, they compete with other gas sensor products and methods of fuel generation, and may not receive widespread acceptance.

     Hydrogen sensor and fuel cell technologies are in their very early stages of development. Like many new technologies, they are characterized by rapidly evolving technological developments, quickly changing marketing and sales strategies, multiple and aggressive market participants, fluctuating demand and uncertain market acceptance for products and services.

     Our hydrogen sensor equipment competes against other gas sensor products that may be more sensitive or more reliable than those we offer. Although the need for hydrogen monitoring devices is increasing as more related safety hazards are identified, many industries that utilize hydrogen may choose not to adopt expensive hydrogen sensing safety systems. In addition, because the adoption of hydrogen monitoring systems by various industries is largely driven by the passage of new regulatory laws by the Occupational Safety and Health Administration and other federal, state and local governing bodies, industries may choose to forgo the advantages of these detection systems until they are required by law to adopt them. These factors may delay or lessen the demand for our hydrogen sensor products.

     Businesses and consumers remain uneducated about the benefits of alternative fuel sources, such as our hydrogen fuel cell technology. This ignorance may delay the acceptance and penetration of our fuel cell products into markets that have historically been served by traditional fuel sources. Businesses and consumers also have the option of using other methods of alternative fuel generation, including carbonate, phosphoric acid, polymer electrolyte or solid oxide fuel cells systems, as well as traditional fossil fuels such as oil and gasoline. These methods may maintain or even increase their acceptance to the detriment of our hydrogen fuel cell technology.

The loss of the services of one or more of our key personnel or our failure to hire, integrate or retain other qualified personnel could disrupt our business.

     We depend upon the continued services and performance of our executive officers and other key employees, particularly David A. Walker, our President and Vice President of Business Operations and David P. Haberman, our Chairman and Vice President of Technology and Planning. Competition for qualified personnel in technology, particularly in the fuel cell industry, is intense and we may not be able to retain or hire necessary personnel as a result of the highly specialized nature of our products. In addition, the amount of our limited working capital may impose compensation restrictions on us that make it difficult to attract and hire necessary employees. Currently, we do not carry key man insurance to cover any of our personnel.

Governmental regulation of the hydrogen fuel cell and hydrogen sensor technology may restrict our business.

     Government regulation of the use of hydrogen for industrial applications and fuel cell generation varies greatly from country to country. There is some risk that the United States and other countries will increase their regulation of these technologies in the future. As our products are utilized solely in connection with hydrogen, any new law or regulation pertaining to the commercial use of hydrogen, or the application or interpretation of existing laws, could adversely impact our sales, increase our cost of doing business or otherwise have a material and adverse effect on our business, results of operations and financial condition.


     We are subject to various federal, state and local laws and regulations relating to, among other things, land use, safe working conditions, handling and disposal of hazardous and potentially hazardous substances and emissions of pollutants into the atmosphere. This will also be true for our future hydrogen fuel cell manufacturing facilities. We believe that we have obtained all necessary government permits and have been in substantial compliance with all of these applicable laws and regulations.

     Since 1991, the National Environmental Protection Act (NEPA) has required that each local Department of Energy procurement office file and have approved by the Department of Energy in Washington, DC, appropriate documentation for environmental, safety and health impacts with respect to procurement contracts entered into by that local office. The costs associated with compliance with environmental regulations may or may not be recovered under existing or future contracts to which we are a party. In addition, contract work may be delayed until such approval is received.

Product defects and product liability claims related to our hydrogen sensors and hydrogen fuel cell products could expose us to significant liability.

     Although we test our products extensively prior to introduction, we cannot assure you that our testing will detect all serious defects, errors and performance problems prior to the commercial releases of our future software products. Any future defects, errors or performance problems discovered after commercial release could result in the diversion of scarce resources away from customer service and product development, lost revenues or delays in customer acceptance of our products and damage to our reputation, which, in each case, could have a material and adverse effect on our business, results of operations or financial condition.

     In addition to the potential for product defects, hydrogen itself is a dangerous element. For example, hydrogen is highly explosive when it reaches concentrations in the air of greater than four percent. The volatility of hydrogen may compromise the safety and effectiveness of our products, which may cause damage to our reputation, result in lost sales and revenues or have other material and adverse effects on our business.

     We have not experienced any product liability claims to date, but we may be subject to such claims in the future. A product liability claim brought against us could have a material and adverse effect on our business, results of operations or financial condition.

We would lose revenues and incur significant costs if our systems or material third-party systems are not year 2000 compliant.

     We have assessed the impact of the year 2000 issue on our business and operations and have completed our year 2000 contingency plan. Despite this, the failure of our internal systems, or any material third-party systems, to be year 2000 compliant could have a material and adverse effect on our business, results of operations and financial condition.

     We believe that the current versions of our Robust Hydrogen Sensor products and our internal systems are year 2000 compliant. However, we cannot assure you that our products and internal systems will not experience year 2000 problems in the future. Any such problems could result in a decrease in sales of our products, an increase in the allocation of our resources to address year 2000 problems of our customers without additional revenue and an increase in litigation costs relating to losses suffered by our customers due to year 2000 problems.

     We may also experience material delays from our major partners, including the United States government, due to year 2000 issues relating either to their management information or production systems. We have inquired of these third parties in an attempt to ascertain their year 2000 readiness. At this time, we are unable to estimate the nature or extent of any potential adverse impact resulting from the failure of third parties, such as its suppliers and customers, to achieve year 2000 compliance. Moreover, such third parties, even if year 2000 compliant, could experience difficulties resulting from year 2000 issues that may affect their suppliers, service providers and customers. As a result, although we do not currently anticipate that it will experience any material shipment delays from its major product suppliers or any material payment or sales delays from its major customers due to year 2000 issues, these third parties could experience year 2000 problems that could have a material adverse effect on our business, results of operations and financial condition.

     To date, we have not incurred any material costs in identifying or evaluating year 2000 compliance issues. However, we may fail to discover year 2000 compliance problems in our systems that will require substantial revisions or replacements. There can be no assurance that third-party software, hardware or services incorporated into our material systems will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address year 2000 compliance issues in our software, hardware or systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     On January 1, 2000, a critical date in regards to all year 2000 compliance systems, we did not experience any problems with our products or internal systems. However, there can be no assurance that we will not experience any year 2000 problems in the foreseeable future.

We are heavily reliant on third parties for certain components and any delays, defects or other problems in supplying these components could adversely affect our business.

     We are heavily reliant on the ability of Allied Signal, Inc. to manufacture the semiconductor wafer for the Robust Hydrogen Sensor, as it is currently the sole source for these component parts. We are currently in negotiations with two other potential sources of component parts, including the University of Pennsylvania and AMI, Inc. Electronic circuit boards for the Robust Hydrogen Sensor are fabricated by our manufacturing partner International Circuits and Components, Inc. Sensor casing and other hardware are fabricated by various small manufacturers. Although delays in the shipment and receipt of our component parts may occur, historically we have experienced only those delays that tend to occur in the normal course of business. However, any significant delays in the shipment or receipt of any of our component parts could have a material adverse impact on our business, results of operations and financial condition.

     Growth in the volume of orders for our products may strain the capacity of these component suppliers, and delays or other problems with component suppliers could have a material and adverse effect on our business.

Some of the information in this prospectus contains forward-looking statements.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

     -    discuss our expectations about our future performance;

     - contain projections of our future operating results or of our future financial condition; or

     -    state other "forward-looking" information.

     We believe it is important to communicate our expectations to our stockholders. There may be events in the future, however, that we are not able to predict accurately or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material and adverse effect on our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

                                USE OF PROCEEDS

     Other than the proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the common stock offered by this prospectus. The holders of the warrants are not obligated to exercise their warrants, and there can be no assurance that we will receive any additional proceeds. If all of the warrants are exercised, however, the gross proceeds to us would be $618,231, assuming exercise as of February 28, 2000.

     We currently intend to use these proceeds as working capital and for general corporate purposes, including possible acquisitions of or investments in complementary businesses, products or technologies.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock price is likely to be highly volatile. The market price of our common stock has been, and is likely to continue to be, highly volatile as the stock market in general, and the market for technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to volatility. The trading prices of many technology companies' stocks have reached historical highs within the last 52 weeks and have reflected valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below historical highs. We cannot assure you that our stock will trade at the same levels of other technology stocks or that technology stocks in general will sustain their current market prices.

     Factors that could cause such volatility may include, among other things:

     - actual or anticipated fluctuations in our quarterly operating results;

     - announcements of technological innovations and further developments;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the hydrogen sensor and hydrogen fuel cell industries;

     - changes in the market valuations of other technology companies, especially our partners and competitors; and

     - general market conditions.

          Since May 16, 1997, our common stock has been traded on the OTC Bulletin Board under the symbol "DCHT." The following table sets forth, for the periods indicated, the high and low bid prices for the common stock as reported by the OTC Bulletin Board. The following quotations should not be construed to imply that an established trading market exists for the common stock; trading to date has been sporadic. The quotations do not reflect adjustments for retail mark-ups, markdowns, or commissions and may not necessarily reflect actual transactions.


Period                                          Low Bid     High Bid
------                                          -------     --------
Fiscal 2000
  First Quarter (through February 28, 2000)      $2.97       $10.00

Fiscal 1999
  Fourth Quarter                                 $0.25        $4.12
  Third Quarter                                  $0.47        $0.88
  Second Quarter                                 $0.72        $1.38
  First Quarter                                  $0.78        $2.06

Fiscal 1998
  Fourth Quarter                                 $0.56        $1.59
  Third Quarter                                  $1.50        $4.75
  Second Quarter                                 $0.44        $8.12
  First Quarter                                  $0.19        $0.62

     On February 28, 2000, the closing price of our common stock on the OTC Bulletin Board was $7.06 per share and there were approximately 1,846 holders of record of the common stock.

     The market price for our common stock has historically been volatile. Significant volatility in the market price of shares of our common stock may arise in the future due to factors such as our developing business, historic losses and relatively low price per share. In addition, future announcements concerning us or our competitors may have a significant impact on the market price of the common stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, developments concerning proprietary rights, or litigation. As long as there is only a limited public market for the common stock, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered, and the offering of a significant number of shares of common stock at one time could cause a severe decline in the price of the common stock.

     To date, no dividends have been declared or paid on any of our common stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                CAPITALIZATION

     The following table sets forth, as of December 31, 1999, our capitalization on an actual basis and as adjusted to reflect the conversion of the exercise of the warrants being registered in this prospectus. This information should be read in conjunction with our Consolidated Financial Statements and the related Notes appearing elsewhere in this prospectus.


                                                                                                As
                                                                          Actual             Adjusted
                                                                     ----------------      ------------
Long Term Liabilities                                                    $    30,344        $    30,344
Stockholders' Equity
Preferred stock, $0.10 par value; 5,000,000 shares authorized; no                  -                  -
 shares issued and outstanding accrual and
 as adjusted
Common stock, $0.01 par value; 50,000,000 shares authorized;
 19,725,995 shares issued and outstanding; and 20,834,911 shares
 issued and outstanding as adjusted                                      $   193,259        $   217,112

Additional paid-in capital                                               $ 9,775,433        $10,369,811
Common stock subscribed 145,556 shares                                   $   131,000        $   131,000

Less:  Investment in Limited Liabilites Companies                           ($79,445)          ($79,445)
Accumulated deficit                                                       (8,618,404)        (8,618,404)
                                                                         -----------


Total Stockholders' Equity                                                 1,401,843          2,020,074
                                                                         -----------         ----------
Total Capitalization                                                     $ 1,432,187        $ 2,050,418
                                                                         ===========        ===========

                      SELECTED CONSOLIDATED FINANCIAL DATA


     Set forth below are summary consolidated statements of operations data for the years ended December 31, 1999 and 1998, respectively, and summary balance sheet data as of December 31, 1999 and 1998. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related Notes appearing elsewhere in this prospectus.

                                                                Year Ended                                Year Ended
                                                                ----------                                -----------
                                                               December 31,                               December 31,
                                                               ------------                               ------------
                                                                  1999                                        1998
                                                                  ----                                        ----
Consolidated Statements of Operations Data:
Sales                                                          $   543,199                                $   207,580
Cost of products sold                                              332,394                                     66,480
Net loss from operations                                        (3,566,495)                                (4,581,839)
Net loss                                                        (3,587,473)                                (4,577,656)
Net loss per share                                                  $(0.25)                                     $(.48)
Weighted-average common shares outstanding                      14,518,656                                  9,579,059


                                                               December 31, 1999                          December 31, 1998
                                                               -----------------                          -----------------

Consolidated Balance Sheet Data:
Current Assets                                                 $ 1,744,879                                  $  304,345
Property And Equipment - Net                                   $   217,665                                  $  108,659
Other Assets                                                   $   313,577                                  $  128,025
Total Assets                                                   $ 2,276,121                                  $  541,029
Current Liabilities                                            $   843,934                                  $  247,229
Long Term Liabilities                                          $    30,344                                  $  180,359



TOTAL STOCKHOLDERS EQUITY                 $1,401,843                      $113,442


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


Overview

     We seek out patented technologies, secure those patented technologies through licensing agreements with the patent holders and convert the technologies into viable products, which we then produce and sell. We focus on technologies related to the use of hydrogen, primarily hydrogen gas sensors and fuel cells. To date, we have obtained our funding from private placements of equity securities and product sales and loans from officers and principal stockholders.

     Our limited operating history makes it difficult to evaluate our business. DCH was founded in November 1994 and we commercially released our first product, the Robust Hydrogen Sensor, in November 1998. Accordingly, we have a limited operating history, and we face all of the risks and uncertainties encountered by early stage companies. Among other things, we are faced with the need to establish our credibility with customers, vendors, distributors, advertising and other service providers, and prospective strategic partners. These parties are often understandably reluctant to do business with companies that have not had an opportunity to establish a track record of performance and accountability.

     Early stage companies must also devote substantial time and resources to recruiting qualified senior management and employees at all levels, and must make significant investments to develop and manufacture products and establish brand recognition. If we are unable to overcome some of these obstacles, we may be unable to achieve our business goals and raise sufficient capital to expand our business. These risks and uncertainties are increased due to the new and evolving nature of the hydrogen sensor and hydrogen fuel cell technologies. In addition, because we have a limited operating history, our past results may not be meaningful and you should not rely on them as indicators of our future performance.

     Our operating results are volatile and unpredictable, and are likely to fluctuate significantly in the future. We may fail to meet the expectations of public market analysts and investors, which could cause the market price of our common stock to decrease significantly. Our revenues, gross margins and other operating results may vary significantly from quarter to quarter. The fluctuations may be due to a number of factors, many of which are beyond our control, including actions of our competitors, market acceptance of our products, changes in pricing and margins, and unanticipated costs.

     We are growing rapidly and effectively managing our growth may be difficult. We are currently experiencing a period of significant expansion. In order to execute our business plan, we must continue to grow significantly by expanding our product line and hiring new employees. This growth will strain our management, resources and systems. Our ability to compete effectively and manage future growth, if any, will require us to implement and improve our operational, financial and management information systems on a timely basis and to attract, hire, train and retain additional personnel. If we cannot effectively manage our growth, our business could be harmed.

     Because of these and other factors, we do not believe that quarter-to-quarter comparisons of our historical results of operations are good predictors of our future performance. Furthermore, it is possible that in some future quarters our results of operations may fall below the expectations of securities analysts and investors. In this event, the trading price of our stock will likely be materially and adversely affected.

Year Ended December 31, 1999 Compared With Year Ended December 31, 1998

     For the year ended December 31, 1999, we had sales of $543,199 compared to sales of $207,580 for the year ended December 31, 1998. The increased sales in 1999 were due primarily to our introduction of our Robust Hydrogen Sensor product line in November 1998. In accordance with the growth in sales, the cost of products sold increased to $332,394 for the year ended December 31, 1999 compared to $66,480 for the comparable period in 1998. Gross profit was $210,805 for the year ended December 31, 1999 compared to $141,100 for the year ended December 31, 1998, also reflecting the increased sales.

     Selling, general and administrative expenses were $2,870,256 for the year ended December 31, 1999, compared to $2,880,897 for the comparable period in 1998. Substantially all of the selling, general and administrative expenses in the first three quarters of 1999 were derived from the commercialization and introduction of the Robust Hydrogen Sensor product line, while the 1998 expenses reflected stock-based awards issued by us to employees and non-employees in consideration of services or goods provided.

     Depreciation and amortization increased to $65,336 for the year ended December 31, 1999, compared to $31,857 for the year ended December 31, 1998, due to purchases by us of equipment for our operations.

     We expended $841,708 on research and development during the year ended December 31, 1999 compared to expenditures of $1,810,185 for the year ended December 31, 1998. The decrease was due to the movement of the Robust Hydrogen Sensor product line from the research and development phase to initial production, while research and development efforts continued on other DCH products.

     As a result of the foregoing factors, our net loss decreased to $3,587,473 for the year ended December 31, 1999, from a net loss of $4,577,656 for the year ended December 31, 1998. Due in part to an increase in the number of shares outstanding during the period, the net loss per share decreased to $.25 for the year ended December 31, 1999 from $.48 for the comparable period in 1998.

Liquidity and Capital Resources

     To date, we have funded our operations primarily through private placements of equity securities and secondarily through product sales and loans from officers and principal stockholders. Equity placements generated net proceeds of $2,862,756 during the year ended December 31, 1999 and $1,310,729 for the year ended December 31, 1998. At December 31, 1999, we had a working capital of $900,945, including cash of $1,193,084, compared to working capital of $57,117, including $1,802 in cash, at December 31, 1998.

     Our cash increased by $1,191,282 during the year ended December 31, 1999. The increase was due primarily to financing activities, which provided $3,416,355 to us during the year ended December 31, 1999. Operating activities during the year ended December 31, 1999 utilized $2,021,190 of cash, and investing activities utilized $203,383 during the same period. In October 1998, we advanced the sum of $100,000 to Hydrogen Burner Technology, Inc.
("HBT"),
one of our customers, in anticipation of future services. The advance was to be repaid on or before September 30, 1999. On September 30, 1999, HBT and we agreed upon the services to be performed; HBT also agreed to issue 13,000 shares of its common stock to us in repayment of the advance.

     We remain dependent upon our ability to obtain outside financing through the issuance of additional securities until it achieves sustained profitability through increased sales. Management believes that we will require significant resources for the remainder of the year 2000, principally to fund our working capital needs to support the commercialization of our hydrogen sensor and fuel cell products and continuing research and development efforts. At the present time, we estimate that we will require approximately $15,300,000 to fund our operations (including the commercialization of our products and ongoing research and development) through the year 2001. We estimate that it would require approximately $2,300,000 to fund our operations for 2000. We expect to generate the necessary resources for our 2000 business plan through a combination of the contribution from sales of our products and additional private placements of equity securities. No assurances can be given, however, that we will be able to obtain such additional resources.

     We anticipate that our capital requirements of approximately $13,000,000 for the balance of the period ending December 31, 2001 will be met through cash generated from operations and from equity investments. There can be no assurance, however, that we will be able to generate capital sufficient to meet these long-term needs.

     We may engage in future acquisitions that may harm our financial results, cause our stock price to decline, or dilute our stockholders' interest.
We may acquire or make investments in complementary businesses, products, services or technologies on an opportunistic basis when we believe they will assist us in carrying out our business strategy. We do not have any present understanding, nor are we having any discussions relating to any such acquisition or investment. Any such acquisition or investment could harm our operating results or cause our stock price to decline because:

     - the amount of time and level of resources required to successfully integrate its business operation could be substantial;

     - challenges in assimilating personnel, organizational structure, and technology could cause significant delays in executing other key areas of our business plan;

     - the key personnel of the acquired company may decide not to work for us, which could result in the loss of key technical or business knowledge to us;

     - our management's attention could be diverted from our other business operations; and

     - we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing stockholders.

     We may be unable to meet our future financing requirements. We currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion through the year ending December 2000. If cash generated from operations is insufficient to satisfy our liquidity requirements after that date, we may need to raise additional funds through the sale of additional equity or debt securities or through a credit facility. Our capital requirements depend on many factors, including but not limited to the following:

     -    the rate at which we develop and introduce our products;


     -    the market acceptance and competitive position of our products;


    - the level of promotion and advertising required to market our products and to attain a competitive position in the marketplace; and


    -     the response of competitors to our products.

     If we require additional funding, such funding might not be available on terms favorable to our stockholders or us, and might not be adequate to address our needs. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

     If we are unsuccessful in generating anticipated resources from one or more of the anticipated sources and we are unable to replace any shortfall with funding from another source, we may be able to extend the period for which available resources would prove adequate by deferring the satisfaction of various commitments or otherwise scaling back operations. If we were unable to generate the required resources, our ability to meet our obligations and to continue our operations would be adversely affected. Our financial statements have been prepared under the assumption of a going concern. Failure to generate required resources and to achieve sustained profitability would have an adverse effect on the financial position, results of operations, cash flows and our prospects and ultimately on our ability to continue as a going concern.

Year 2000 Readiness Disclosure

     The year 2000 issue refers to the potential for failure of computer systems that use two digits rather than four digits to identify the applicable year. Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to our operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, we cannot reasonably predict with certainty the nature or likelihood of such impacts.

     We have actively addressed this situation and anticipate that we will not experience a material adverse impact to our operations, liquidity or financial condition related to systems under control. We have has addressed the year 2000 issue in four overlapping phases: (i) identification and assessment of all critical software systems and equipment requiring modification or replacement prior to 2000; (ii) assessment of critical business relationships requiring modification prior to 2000; (iii) corrective action and testing of critical systems; and (iv) development of contingency and business continuation plans to mitigate any disruption to our operations arising from the year 2000 issue.

     We have obtained information from its external service providers, significant suppliers and customers, and financial institutions to confirm their plans and readiness to become year 2000 compliant, in order to better understand and evaluate how their year 2000 issues may affect our operations. Based on this information received to date, we believe that we have received reasonable assurances that our material service providers, suppliers, customers and financial institutions are Year 2000 compliant.

     In 1998, we contracted with a year 2000 consultant who, in concert with our personnel and one of our aerospace customers, conducted a comprehensive evaluation of all its systems, including the internal network, local microcomputers, test equipment, financial systems and software embedded in its products. Based on this testing, we were found to be year 2000 compliant in all of our products and internal systems. We have also received assurances from the suppliers of the software we employ that such software is year 2000 compliant, and have obtained assurances that any computer software and hardware purchased in 1999 is year 2000 compliant. We do not believe that our insistence upon year 2000 compliant hardware or software will materially increase the cost thereof.

     We sell our products for integration in other systems developed by its customers. While we believe those systems to be year 2000 compliant, we have no control over the ability and internal commitment of such customers to meet this goal. Therefore, the possibility remains that some of our products may be integrated with other companies' non-year 2000 compliant equipment.

     On January 1, 2000, a critical date in regards to all year 2000 compliance systems, we did not experience any problems with our products or internal systems. However, there can be no assurance that we will not experience any year 2000 problems in the foreseeable future.

                                   BUSINESS


Overview

     We seek out patented technologies, secure those patented technologies through licensing agreements with the patent holders and convert the technologies into viable products that we then produce and sell. We focus on technologies related to the use of hydrogen, primarily hydrogen gas sensors and fuel cells.

History

     DCH was formed in November 1994 as a partnership between David P. Haberman, our Vice President of Technology and Planning and Chairman of our Board of Directors, and David A. Walker, our President, Vice President of Business Operations and a member of the Board of Directors. Our initial strategy was to assist a small engineering company in Marina Del Rey, California in the manufacturing and sale of aircraft thermocouples based on the engineering company's design and development work.

     We initially established offices in Sherman Oaks, California in December 1994. We were incorporated in California in January 1995.

     By mid-1995, we had abandoned the thermocouple business when the local engineering company's design was found to have irrecoverable flaws. We then re-directed our efforts toward the commercialization of a hydrogen gas detector developed and patented by Sandia National Laboratories ("Sandia") in Albuquerque, New Mexico. From this time until mid 1997, we funded ourselves primarily through research contracts and the resale of aerospace equipment.

     After investigating the hydrogen energy industry and related technologies, we decided to pursue the licensing of the Sandia patent. In April 1996, we entered into a license with Sandia and began to concentrate on the production and qualification of the hydrogen sensors. We commenced initial pre-production and qualification of the hydrogen sensors in February 1997, and continued redesign of the sensors to improve performance and reduce costs.

     In May 1997, in an attempt to raise capital and provide a trading market and liquidity for our stockholders, all of the outstanding capital stock of DCH was acquired by Connection Sports, Inc., a publicly traded Colorado corporation ("CSI") in exchange for the issuance of 6,000,000 shares of CSI common stock. At the time of the acquisition, CSI was a shell corporation with no assets, and there was no pre-existing relationship or affiliation between or among us, CSI and their respective officers and directors. CSI's name was changed after the acquisition to DCH Technology, Inc. This stock exchange transaction is treated as an acquisition by us of the net tangible book value of the assets of CSI, at the date of the acquisition. In this prospectus, the term "DCH" refers to DCH Technology, Inc., a Colorado corporation, and DCH Sensors Corp., its wholly owned California subsidiary.

     We expanded our offices and moved to Valencia, California in June 1998. This relocation allowed us to set up offices, manufacturing and engineering areas, including a design and engineering laboratory, a test and calibration laboratory and a manufacturing/assembly area. Our offices are located at 27811 Avenue Hopkins #6, Valencia, California 91355; our telephone number is (661) 775-8120. We also have a web site, located at http:\\www.dcht.com.

General / Products

     We seek out patented technologies, secure those patented technologies through licensing agreements with the patent holders, and convert the technologies into viable products which we then produce and sell. We focus on technologies related to the use of hydrogen. To date, we have licensed four technologies: three technologies involving hydrogen gas sensors and one concerning hydrogen fuel cells. They are:

     The Robust Hydrogen Sensor, licensed from Sandia National Laboratory. We currently manufacture products based on this technology. The Robust Hydrogen Sensor is discussed below under "Hydrogen Gas Sensors---The Robust Hydrogen Sensor."

     The Thick Film Hydrogen Sensor, licensed from Oak Ridge National Laboratory. This technology is still under development. The Thick Film Hydrogen Sensor is discussed below under "Hydrogen Gas Sensors---Thick Film Hydrogen Sensor."

     The Universal Gas Detector, licensed from Simon Fraser University. This technology is still under development. The Universal Gas Detector is discussed below under "Hydrogen Gas Sensors---Universal Gas Detector."

     The PEM Fuel Cell, licensed from Los Alamos National Laboratory. This technology is still under development. The PEM Fuel Cell is discussed below under "Fuel Cells--PEM Fuel Cell," as is a separate license for an additional PEM fuel cell technology.

     In addition to these technologies, we may license an additional technology, the Fiber Optic Sensor, from the National Renewable Energy Laboratory. The Fiber Optic Sensor is discussed below under "Hydrogen Gas Sensors---Fiber Optic Hydrogen Sensor."

Hydrogen Gas Sensors

     Our sensors are used for detection of hydrogen, the most plentiful element on the earth. Hydrogen is one of two major elements of water, which covers over 60% of the planet. It appears in different forms in plants, animals, fossil fuels and a wide range of chemical compounds. Hydrogen is a combustible, odorless and colorless gas that is widely used in industrial, commercial and medical applications. When hydrogen burns, it generates only energy and water, and thus is a clean non-polluting fuel. Based on industry analyses and investments by several automobile manufacturers in hydrogen-based fuel cells, we believe that in the future, hydrogen may replace fossil fuels in both electrical power generation and as the fuel of choice for the automotive industry.

     Hydrogen is also the key component in the manufacture of chemicals, especially ammonia and methanol. It is used in large quantities in refineries for manufacturing gasoline and heating oil, as well as to make fertilizers, glass, refined metals, vitamins, cosmetics, semiconductor circuits, soaps, lubricants, cleaners, margarine, peanut butter and rocket fuel. Our sensors act to monitor and measure the amount of hydrogen used in processes within these and other industries.

     In addition to its uses, however, hydrogen carries certain dangers. Hydrogen is explosive when it reaches an approximate four percent concentration in air or oxygen (this is known as the "Lower Explosive Limit" of hydrogen). In order to avoid these explosions, it is necessary to monitor and measure the concentration of hydrogen in areas of concern and to either sound warnings as this danger point is approached or to activate control equipment which results in the avoidance of hazardous situations. Our sensors act to alert, warn, measure and/or control the flow and use of hydrogen.

     Based on industry sources, we estimate that the total annual worldwide sales of gas detectors amounted to approximately $1.09 billion in 1997. Approximately one-half of these sales involved gas detectors for carbon monoxide, hydrogen sulfide, ammonia, oxygen and hydrogen, with hydrogen detectors comprising approximately 9.8% of total sales.

     Our technologies have opened additional markets for hydrogen gas sensors. For example, our sensors have been sold to Westinghouse for installation in the Leningrad Nuclear Power Plant as safety monitors, as they were the only economically priced hydrogen gas sensors that could withstand the harsh environment of a nuclear power plant.

     We have licensed certain sensor technologies from several sources, and are currently developing products based on these technologies: the Robust Hydrogen Sensor, the Thick Film Hydrogen Sensor and the Universal Gas Detector. We are also developing a Fiber Optic Hydrogen Sensor.

  The Robust Hydrogen Sensor

     The Robust Hydrogen Sensor technology was invented and patented (patent number 5,279,795) by the U.S. Department of Energy at Sandia in Albuquerque, New Mexico. The technology, an Applications Specific Integrated Circuit, or microchip, was developed by Sandia for the U.S. Department of Defense for a classified nuclear weapons application. After Sandia had patented the technology, it was made available to the commercial market for licensing. This process permits the U.S. government to receive royalties and licensing fees for the technology without expending the resources required to commercialize products.

     We licensed the Robust Hydrogen Sensor from Sandia in April 1996. The Sandia license agreement, which expires on the earlier of January 1, 2015 or the expiration of Sandia's patent rights, required us to pay an up-front license fee, payable in three equal installments. All of these installments have been paid. In addition to the license fee, we will pay a royalty to Sandia for every sensor sold (whether sold alone or installed in a device or system), subject to certain minimum royalties. In 1998 and 1999, we paid royalties of $1,000 and $8,000, respectively, to Sandia under the Sandia license agreement. No royalties were earned in 1997.

     The Robust Hydrogen Sensor technology consists of an array of two sensing elements: field effect transistors and resistors, both made of palladium nickel. Hydrogen reacts with the palladium nickel, and the reactions produce changes in the electrical signal of both devices corresponding to the amount of hydrogen in the environment. The field effect transistors detect hydrogen in concentrations from approximately 0.0001% to one percent. The resistors allow sensing from about one percent to 100% concentration. The technology also includes a micro-thermometer (temperature diode) and micro-heaters for maintaining on-chip temperature control and other chip functions. In addition, the heaters are used to temporarily heat the chip to "boil" off hydrogen molecules, which may stick to the palladium nickel, thus freeing the sensor for repeated use.

     The Sandia license agreement defines two fields of use for the licensed technology. The first field of use, covering the petrochemical, energy, waste management, environmental and manufacturing industries, is exclusive to us through April 24, 2001. After that date, the license in this field becomes non-exclusive for the remaining term of the license agreement. The second field of use covers all other commercial applications and is non-exclusive.

     We offer the Robust Hydrogen Sensor technology in three basic forms. The first, an integration kit, is used for installation into customized systems as leak detectors and measurement devices. The second form consists of a hand-held unit, affording portability in hydrogen detection and measurement. The third form is a sensor system, a fixed installation arrangement for leak detection and/or measurement in remote locations. We anticipate that this third product will have the ability to be remotely interrogated whenever desired, and may be coupled with a modem or radio tag which could power the sensor and send a reading back to a computer or other equipment at another location.

     To date, we have received over $700,000 in orders for its Robust Hydrogen Sensor products. The largest of these was received in March 1998, when Westinghouse Nuclear Products Division (Monroeville, Pennsylvania) placed an order for a retrofit of the reactor and turbine areas of the Leningrad Nuclear Power Plant in Russia. Westinghouse Nuclear Products Division was the only customer that accounted for 10% or more of our gross revenues in fiscal 1998, accounting for 48% of revenues in that year.

  Thick Film Hydrogen Sensor

     The Thick Film Hydrogen Sensor technology was invented and patented (under U.S. patent numbers 5,367,283 and 5,451,920) by the U.S. Department of Energy at Oak Ridge National Laboratory in Oak Ridge, Tennessee ("ORNL"). The sensor, developed by Barbara Hoffheins and Robert Lauf of ORNL, relies on the fact that palladium absorbs and then discharges hydrogen.

     We commenced the development of the Thick Film Hydrogen Sensor technology from Lockheed Martin Energy Research ("LMER"), an ORNL contractor, in September 1996, pursuant to a Cooperative Research and Development Agreement ("CRADA") (the "ORNL CRADA"). Under the ORNL CRADA, we have provided a business plan and product definition for commercialization of the technology, while LMER continues development efforts for certain products based on the technology. The ORNL CRADA, which expires in September 2001, anticipates an aggregate expenditure, in cash and in-kind, of $1,170,000.

     Concurrently with entering into the CRADA, DCH and LMER entered into a license agreement. The LMER license grants us the sole commercial right and license to manufacture, use, sell or offer for sale the products based on the Thick Film Hydrogen Sensor technology in the following fields of use: (i) production, storage and transportation of hydrogen for use in the generation of power; (ii) use of hydrogen in fuel cells and high yield energy storage; and
(iii) safety applications in the chemical and petroleum industries.

     The license has an initial term of five years, with re-negotiation for renewal every five years thereafter. It provides for an initial license fee (paid by DCH in September 1996) and royalties on sales of products incorporating the Thick Film Hydrogen Sensor technology. To date, no revenues have been generated from such sales; based on the progress of research and development efforts to date, management of we anticipate that production of products will commence in approximately 9 to 12 months.

     The sensor is fabricated with conventional thick film materials and methods (primarily because of significant cost advantages). The design consists of several electronic compositions that are separately screen-printed and fired onto an alumna substrate. The key sensor composition is primarily composed of palladium metal because of its documented affinity for hydrogen. Changes in hydrogen concentration in the palladium correspond to changes in the electrical resistance of the palladium and can be easily measured.

  Universal Gas Detector

     A patent application was filed for the Universal Gas Detector technology on March 27, 1998 (priority claimed by United States Provisional Application 60/041,653). We licensed the invention from Simon Fraser University in Burnaby, British Columbia, Canada on July 28, 1998. The technology is intended to selectively detect any reducing gas or oxidizing gas and/or their vapors, and involves a detecting system that can be designed to use any commercially available sensor head.

     The license grants us the exclusive right and license, for any use, to make, have made, use, maintain, execute, copy, market, lease and sell products based on the technology.

     The license term extends from July 28, 1998 until the end of the term for which patent rights are granted. It provides for an initial license fee (paid by DCH in April 1998) and royalties on sales of products incorporating the universal gas detector technology. To date, no revenues have been generated from such sales; based on research and development efforts to date, we anticipate that production of products may commence in approximately 18 to 24 months.

     The technology consists of software and electronics, which can be set to selectively detect any reducing gas or oxidizing gas (and/or their vapors) to which it is exposed. This involves a detecting system that can be designed to use any commercially available sensor head.

     Fiber Optic Hydrogen Sensor

     The Fiber Optic Hydrogen Sensor technology was invented by the U.S. Department of Energy at the National Renewable Energy Laboratory ("NREL") in Golden, Colorado. DCH, through Amerisen, a joint-venture with Midwest Research Technology, Inc. ("MRT"), commenced development of the Fiber Optic Hydrogen Sensor technology in May 1996 pursuant to a CRADA with NREL. The NREL CRADA required NREL to have primary responsibility for design and development of a prototype sensor, while Amerisen would develop and manufacture a hydrogen detector test station and demonstrate the sensor to potential customers. Each party would contribute in-kind support, valued at an aggregate of $1,700,000. The NREL CRADA expires in September 2000. The parties are currently negotiating a license for the Fiber Optic Hydrogen Sensor technology. There can be no assurance that such a license can be negotiated on terms acceptable to us.

     Fuel Cells

     The fuel cell was invented by William Robert Grove in 1839. A fuel cell is a device that uses a fuel (usually hydrogen) to create electricity. The method it uses to create the electricity is fairly simple: Hydrogen is introduced to one side of the fuel cell (known as the anode). The hydrogen atom is stripped of its electron as it progresses through the cell. The electron goes through a conductor to create an electrical current. At the other end, the hydrogen joins up with oxygen and forms water.

     When a fuel cell is used it creates clean power (electricity) with pure water as the only byproduct. The amount of power that can be created is significant. ONSI Corporation, one of our competitors, has manufactured a fuel cell delivering 200kW of power. Ballard Power Systems, another competitor of us, makes fuel cells used in buses in the U.S. and Canada which generate 205 kW (275
HP). Fuel cells are being considered for use to power electric vehicles by many of the major automobile manufacturers.

     The fuel cell industry is generally considered to be in its infancy (even though the basic technology is almost 160 years old), because fuel cells historically have been large and extremely expensive to manufacture. However, with the interest and financing from government labs (like Los Alamos National
Lab) and private entities (like Daimler Benz), the fuel cell is quickly becoming economically viable and physically practical.

     PEM Fuel Cell

     Several fuel cell manufacturers have indicated that in addition to the transportation sector, fuel cells might be used in markets such as emergency power supplies, medical applications, and portable low-power sources. We are working with Los Alamos National Laboratory in Los Alamos, New Mexico ("LANL") to commercialize its Proton-Exchange-

Membrane ("PEM") fuel cell -- a small, stackable device (each unit is a little smaller than a baseball cap) that will deliver low power (less than 50 to 500 watts) reliably and cleanly. The current configuration of the PEM fuel cell is not powerful enough to operate an automobile, but it can provide enough power for people in third world countries or in an emergency situation or other venue where no power is present to operate such items as small medical equipment, communication devices and camping equipment.

     The PEM fuel cell technology, relating to annular feed air breathing fuel cell stacks, was invented and patented (under U.S. patent numbers 5,514,486 and 5,595,834) by the U.S. DOE at LANL. The fuel cell is designed to provide clean, economic low power (from less than 50W to 5kW).

     We commenced development of the PEM fuel cell technology with LANL in March 1999, pursuant to a CRADA (the "LANL CRADA"). Under the LANL CRADA, we have provided a business plan and product definition for commercialization of the technology, while LANL continues development efforts for 50W and 300W fuel cells based on the technology. The LANL CRADA for the PEM fuel cell technology expires in October 2000 and contemplates aggregate development expenditures (in cash and in-kind) of $1,200,000.

     In connection with the LANL CRADA, DCH received two licenses for the PEM fuel cell technology. The first license grants us the exclusive license to make, have made, use, import, sell and offer to sell the products based on the patented technology (with sublicense rights) in the fields of use of power generation for marine, aerospace, military, portable and remote-area applications. This exclusive license commenced in March 1999 and continues until the expiration of the last patent on the technology.

     The exclusive license agreement provides for an up-front fee (paid by DCH in March 1999) and annual license fees due on January 31st of each year of the term of the exclusive license; these fees will be credited against royalties on net sales of the fuel cells and other payments (such as sublicense fees).

     The second license grants us the non-exclusive license to make, have made, use, import, sell and offer to sell the products based on the patented technology (with sublicense rights) in the all fields of use except power generation for marine, aerospace, military, portable and remote-area applications. The nonexclusive license commenced in March 1999 and continues until the expiration of the last patent on the technology.

     The nonexclusive license agreement provides for an up-front fee (paid by DCH in March 1999) and annual license fees due on January 31st of each year of the term of the nonexclusive license; these fees will be credited against royalties on net sales of the fuel cells and other payments (such as sublicense fees).

     An additional PEM fuel cell technology, relating to adiabatic fuel cell stacks, was invented and patents were applied for (under US patent application numbers 08/810,119 and 09/135,965) by the US DOE at LANL. The fuel cell is designed to provide clean, economic power up to about 10kW.

     This license grants us the non-exclusive license to make, have made, use, import, sell and offer to sell the products based on the technology (with sublicense rights) in the all fields of use. The nonexclusive license commenced in October 1999 and continues until the expiration of the last patent on the technology.

     The license agreement provides for an up-front fee (paid by DCH in October
1999) and annual license fees due on January 31st of each year of the term of the nonexclusive license; these fees will be credited against royalties on net sales of the fuel cells and other payments (such as sublicense fees).

     To date, no revenues have been generated from sales of fuel cells pursuant to either the exclusive or nonexclusive licenses; we anticipate that based on the progress of our research and development efforts, production of products will commence in approximately 12 months.

Marketing and Sales

     Hydrogen Sensors

     We have devised a marketing strategy for its hydrogen sensors, and are currently in the process of implementing this strategy. Our strategy involves three components: establishing DCH in the "hydrogen community," comprised of trade groups such as the National Hydrogen Association, the California Hydrogen Business Council and the Congressional Hydrogen Technical Advisory Panel; establishing a coalition with the insurance industry to require use of hydrogen detection systems; and using commissioned independent sales representatives specializing in particular industries to sell our products.

     The strategy differs in each of our target markets: for example, in the government/aerospace industries, we have utilized contacts with NASA to test its sensors on certain aircraft engines. We also contemplate additional testing on engines and installation of the sensors at various NASA sites. In the energy industry, we intend to participate in the creation and refinement of the various codes and standards governing sensor systems as well as to persuade insurance companies to promote the use of hydrogen sensors as safety devices. To date, we have participated in the associations listed above and have contracted with companies including Westinghouse to provide hydrogen sensors. Our marketing strategy in the petrochemical industry involves the introduction of sensors on a test basis to oil refineries through our pipe corrosion detection feature, a relatively new field of use. We also believe that refineries will recognize the value of our hydrogen sensors as a cost-saving safety device.

     As part of our overall business plan, we have entered into strategic partnerships with several organizations. We believe that strategic partnerships are a key to future growth, especially in the hydrogen gas detection and measurement business. We have identified 34 industries where hydrogen sensors are used. By creating alliances with value added resellers and distributors, we anticipate that we will be able to penetrate multiple markets and realize higher sales volumes.

     In addition, we have made alliances with multiple transformer gas analysis companies, which are testing our equipment for use in transformer cooling oil. These companies may become value-added resellers of our equipment based upon qualification of our sensors in test procedures. On January 21, 1999, we announced the signing of a distribution agreement with Horiba, Ltd., an international gas analyzer company. The distribution agreement permits Horiba to distribute and sell products in Japan based on the Robust Hydrogen Sensor technology, utilizing both the DCH Hand Held Unit design and integrating our electronics into a Horiba gas analyzer. The Horiba distribution agreement was renewed through January 2001, and will be automatically renewed for a five-year term if Horiba sells 50 of such products during the year 2000.

     We plan to use distributors to market our products overseas and currently have agreements with ten distributors worldwide for the Robust Hydrogen Sensor product line.

     We also have increased our visibility by providing presentations at national and international conferences advocating the use of hydrogen sensors, and have participated in the formation of a coalition to provide insurance industry risk assessments.

  Fuel Cells

     We have developed a marketing plan for our fuel cell product line, targeting certain domestic and international markets. The plan has not been fully implemented, however, because the product is still in development. Based on independent marketing analysis, we believe that the single largest barrier to market acceptance of our fuel cells will be the lack of market knowledge about the benefits of fuel cells. With this in mind, we have embarked on a market education program. We have manufactured several prototype demonstration units of our fuel cells and have successfully operated hardware at trade shows and conferences. In addition, our personnel have spoken at conferences about the fuel cell product. As we near the commercial introduction of our fuel cells, these educational activities will continue to increase.

Research and Development

     We believe that continuing research and development of our licensed technology is critical to penetrating existing markets through superior product features, opening new markets and obtaining a competitive advantage. Due to our limited resources, we currently conduct our research and development activities with strategic partners: sensor development in connection with federal research laboratories such as ORNL; applications development in conjunction with our field representatives; and advanced systems designs for specialized industries with customers.

     To date, a significant portion of our research and development has occurred through CRADAs with the U.S. Department of Energy: the ORNL CRADA, the LANL CRADA and the NREL CRADA. See "Business - General/Products."

     During the years ended December 31, 1998 and 1999, we expended $59,484, $1,810,185 and $841,708 respectively, on research and development. None of these expenses were funded by our customers.
Manufacturing

     At the present time, our Robust Hydrogen Sensor product line constitutes the only products of DCH in production. We subcontract specialty processes relating to the Robust Hydrogen Sensor product line to several major manufacturers. Semiconductor wafer production for our hydrogen sensor element occurs at Allied Signal's Microelectronics and Technology Center in Columbia, Maryland. Electronic circuit boards are fabricated by International Circuits and Components, Inc. in Anaheim, California. Housings and other hardware are fabricated by various small manufacturers. We conduct final assembly, calibration and finished product testing of the sensors. The production cycle for our Robust Hydrogen Sensor currently averages approximately eight weeks. To date, we have not experienced any interruption in the manufacture of our products and anticipate that sources for each of our subcontracting activities will be readily available. We are currently in the initial production phase for our sensor product line, and anticipate going into full production within a year.

Backlog

     The commercial order backlog for our products at December 31, 1999 was $496,574 compared with $327,865 at December 31, 1998. We have also agreed to provide up to an additional $2,376,065 worth of hydrogen sensors over the next three years to a fuel cell manufacturer. Since we generally ship our products within the same quarter that we receive a purchase order from the customer for such products, we believe that our backlog at any particular time is generally not indicative of the level of future sales.

Competition

     We compete in both the hydrogen sensor and fuel cell markets. We may not be able to compete successfully against current and future competitors in our markets. The markets in which we are engaged are new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future both from existing competitors and new market entrants. We believe that our ability to compete depends on many factors both within and beyond our control, including:

     - the ease of use, performance, features, price and reliability of our solutions as compared to those of our competitors;

     - the timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors;

     -    the quality of our customer service and support; and

     -    the effectiveness of our sales and marketing efforts.

     Many of our current and potential competitors are likely to enjoy substantial competitive advantages, including:

     -    longer operating histories;

     -    greater name recognition;

     -    more extensive customer bases; and

     - cooperative relationships among themselves or with third parties to enhance their products.

     Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could impair our finances and business prospects. We cannot assure you that we will be able to compete successfully against existing or potential competitors or that competitive pressures will not materially impair our finances or business prospects.

     The markets for our products are at a very early stage of development, are rapidly changing and are characterized by an increasing number of market entrants. As is typical for a new and rapidly evolving industry, demand for and market acceptance of recently introduced products are subject to a high level of uncertainty and risk. Acceptance and usage of our fuel cells is dependent on continued growth in use of alternative energy sources by businesses and consumers. Businesses that already have invested substantial resources in traditional or other energy sources may be reluctant to adopt new alternative sources. Individuals with established patterns of purchasing goods and services may be reluctant to alter those patterns. Accordingly, it is not assured that sufficient demand for our products will develop to sustain its business.

     The hydrogen sensor market is extremely competitive, with several manufacturers competing for acceptance. This is due in large part to the rise in hydrogen sales in the United States, which have increased dramatically at an average annual rate of more than 25% during 1993-1997. In addition, although the need to monitor hydrogen gas at low concentrations has been recognized for many years now, the need for monitoring devices continues to expand rapidly as more hazards are identified and more stringent government regulations are passed. The current market for gas sensors, including hydrogen and other gas detection devices, is estimated at $1.1 billion. The current annual market for hydrogen gas detection equipment is estimated at $107,000,000.

     Most of our competitors in the hydrogen sensor market have far greater financial, marketing and manufacturing resources than us by virtue of their being long established in the field. The attributes upon which competition is based are primarily reliability, ease of use, product support, response speed, accuracy and price. We believe that our hydrogen sensor products offer several advantages, including a faster reaction time of less than two seconds near the Lower Explosive Limit (current detectors may take as long as two minutes to return a reading) and extended sensor life. In addition, our sensors are hydrogen-specific and therefore not prone to false readings, and operate in hostile environments such as radioactive areas. Finally, the sensors indicate a complete range of hydrogen presence, similar to that offered by mass spectrometers but at a much lower cost.

     Competition in the fuel cell industry is comprised primarily of companies that do research and testing but have no foreseeable path to commercialization. This undeveloped industry is estimated to be worth more than $10 billion by year 2010. We are competing primarily on the basis of fuel cell efficiency, environmental considerations and cost. We believe our simple, passive technology will provide significant economic, utilization and performance advantages over our competitors' technology. For example, we believe that our hydrogen fuel cells have significant advantages over existing low power fuel cells in development at other companies. These advantages include a smaller size and weight, no moving parts (it is a completely passive device), low cost and simplicity of design. Despite this, we can give no assurance that such advantages will continue or that our hydrogen fuel cells under development will be commercially successful

     Several companies in the United States and Canada are involved in fuel cell development, including United Technology's ONSI Corporation and Ballard Power Systems Corporation. Ballard Power Systems Corporation focuses primarily of development of fuel cell technology for large stationary power systems and secondarily for transportation. Our products focus primarily on smaller, consumer sized fuel cell designs for portable or remote electric power. In Japan, at least six manufacturers have demonstrated interest in developing and marketing fuel cells. In Europe, companies in Germany, Holland, Spain and Italy are actively engaged in fuel cell development and are potential competitors, although these efforts are not as well advanced as the progress of the United States and Japanese companies. Almost all of these companies are also significantly larger than we are, possess greater financial resources and have established product lines in electric generation equipment and in other fields.

     In addition to the hydrogen fuel cell, other types of fuel cells are also being developed by different companies worldwide. These fuel cells, generally referred to by the electrolyte medium they use, include phosphoric acid, polymer electrolyte and solid oxide systems. These fuel cells are in various stages of development and aim at different application including stationary power, transportation and portable power. The phosphoric acid fuel cell system, developed by United Technology's ONSI Corporation (80KW and Higher) is in advanced stages of development and has limited commercial sales. This system is significantly less efficient and is expected to be more expensive compared to our fuel cell technology, but nonetheless provides an alternative fuel cell product.

Government Regulation

     We are permitted to export our hydrogen sensors without restriction, as the U.S. Department of Commerce, Bureau of Export Control has designated the sensor as an unrestricted export item. Our production of hydrogen fuel cells will be subject to various Occupational Safety and Health Administration (OSHA), other federal, state and local laws, insurance companies and industry professional regulations relating to, among other things, land use, safe working conditions, handling and disposal of hazardous and potentially hazardous substances and emissions of pollutants into the atmosphere. To date, we believe that we have obtained all necessary government permits and have been in substantial compliance with all of these applicable laws and regulations.

Employees

     As of December 31, 1999, we employed 26 people on a full-time basis, consisting of 13 people in engineering/development/manufacturing, 9 in administration and 4 in sales/customer service. Our employees are not represented by a labor union, and it has experienced no work stoppages. We believe that its employee relations are good. The loss of key employees could cause delays in completing contracted work and research and development and commercialization activities.

Intellectual Property

     We are in the process of registering our trademark "Robust Hydrogen Sensor" and "Hydrogen is the Future -- We Can Sense It!" with the United States Patent and Trademark Office.

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be impaired and we could lose customers.

     We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with its suppliers and strategic partners in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies.

     In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Because laws protecting certain ownership rights in hydrogen sensor and hydrogen fuel cell products are uncertain and still evolving, we cannot give you any assurance about the future viability or
value of any of our current technology ownership rights.   Such litigation,
whether successful or unsuccessful, could have a material and adverse effect on our business, results of operations or financial condition.

     While we intend to pursue registration of our trademarks and service marks in the U.S. and internationally, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. We do not currently own any patented technology registered with the United States Patent and Trademark Office.

     Although we do not believe that we infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

Litigation

       On January 10, 2000, 1252966 Ontario Limited, carrying on business as The StockPage, a corporation incorporated pursuant to the laws of the Province of Ontario, Canada, filed a Statement of Claim against us in the Superior Court of Justice, Ontario, Canada. The file number for this claim is 00-CV-183123. The Statement of Claim involves a breach of contract action in which damages of $1,500,000 are sought.

       The breach of contract claim is based on a consulting agreement entered into between us and The StockPage on April 17, 1998. Under that agreement, The StockPage agreed to provide us with promotional services in exchange for 250,000 shares of our common stock. We agreed to grant the StockPage 100,000 shares of the common stock within a week of executing the consulting agreement and another 150,000 common shares within one week of our becoming a fully reporting corporation pursuant to the United States federal securities laws. We delivered 100,000 shares of our common stock to The StockPage as payment for services rendered under the consulting agreement in a timely fashion. On January 6, 1999, we terminated the contract and refused to grant the remaining 150,000 common shares as a result of alleged fraudulent conduct undertaken by The StockPage.

       In our Statement of Defence [sic] and Counterclaim, filed March 7, 2000, in the Ontario Superior Court of Justice we allege that The StockPage deliberately created an inflated market for our common shares in order to then improperly sell our common shares to receive an artificially induced gain on such sales. Currently, we are awaiting a response from The StockPage to our Statement of Defence and Counterclaim. We intend to vigorously pursue our defense in this litigation.

Facilities

       Our principal executive, administrative, and engineering operations are located in two leased facilities totaling 6,700 square feet in Valencia, California. The main office is occupied under a lease expiring on May 31, 2001. The production facility is in a separate building nearby (approximately 150 yards from the main office) occupied under a lease expiring on April 30, 2002. We lease approximately 3,300 square feet in Madison, Wisconsin where we conduct research and development on the fuel cell product and where we plan to expand into limited production. This lease expires on April 30, 2002. We also occupy a small sales office (approximately 150 square feet) in Washington, DC under a month-to-month lease. Management considers that the current facilities are adequate for the present level of operations and that additional office and factory space is available in the immediate vicinity.

                                  MANAGEMENT


Executive Officers and Directors

     The following table sets forth certain information, as of December 31, 1999, concerning DCH's executive officers and directors:

--------------------------------------------------------------------------------
NAME                              AGE  POSITION(S)
--------------------------------------------------------------------------------
David P. Haberman                  38  Chairman of the Board of Directors and
                                       Vice President, Technology and Planning
--------------------------------------------------------------------------------
David A. Walker                    42  President, Vice President of Business
                                       Operations and Director
--------------------------------------------------------------------------------
Stephanie L. Hoffman               42  Vice President and General Manager, Fuel
                                       Cell Division
--------------------------------------------------------------------------------

Randall S. Firestone               44  Director
--------------------------------------------------------------------------------
Dr. William L. Firestone           78  Director
--------------------------------------------------------------------------------
Robert S. Walker                   56  Director
--------------------------------------------------------------------------------
Raymond N. Winkel                  70  Director
--------------------------------------------------------------------------------

     David P. Haberman is the Chairman of DCH's Board of Directors and has served in that capacity and as Vice President, Technology and Planning since co-founding DCH with David A. Walker in November 1994. Mr. Haberman served as an engineering consultant at CBOL Corporation between 1993 and 1994 and served in various technical capacities at the Astronautics Corporation of America from 1983 to 1993. He is an experienced applications engineer and has a background in the design and development of hardware. In addition, Mr. Haberman was elected to the Board of Directors of the National Hydrogen Association in April 1999 and previously served on that Board between 1996 and 1998. Since October 1998, Mr. Haberman has also served as a member of the Hydrogen Technical Advisory Panel, which reports to Congress on hydrogen-related issues. Mr. Haberman also serves as an American delegate to the International Standards Organization (ISO) on hydrogen safety.

     David A. Walker was appointed President of DCH upon the retirement of Dr. William L. Firestone in April 1999. Prior to that, he served as Vice President, Operations of DCH since co-founding DCH with David P. Haberman in November 1994. In addition, he served on the Board of Directors from the inception of DCH through May 1997, and has served on the current Board since January 1999. Mr. Walker also worked as an independent management consultant for the Management Resource Group and the George S. May International Company between January 1990 and November 1994. Between 1981 and 1990, he served in various management capacities for Rockwell International. He is a member of the American Society for Quality, the American Management Association, a Certified Quality Auditor and Certified Management Consultant. Mr. Walker holds a B.S. degree in Business Administration from California Baptist College and a M.S. degree in Human Resource Management from Chapman University. Mr. Walker is no relation to Board Member Robert S. Walker.

     Stephanie L. Hoffman, has served as Vice President and General Manager of our fuel cell division since her appointment in September 1999. From 1989 to 1999, Ms. Hoffman served as Director of Strategic Technology Planning, Manager and Program Planner for advanced product portfolios for the Cutler-Hammer division of Eaton Corporation, a leader in fuel cell technology development. During her employment with Eaton Corporation, Ms. Hoffman managed in-depth opportunity and risk assessments of fuel cell technologies, products and services and developed commercial business plans for fuel cell market entry. She is a member of the Society of Automotive Engineers, the Society for Competitive Intelligence Professionals and has served on the Steering Committee for Advanced Automotive Electrical/Electronic Systems with DaimlerChrysler, BMW, Ford, GM and Volvo. In 1980, Ms. Hoffman received her B.A. in General Studies from Luther College. Ms Hoffman also holds a certificate of completion in General Business Management from Northwestern University Kellogg School of Business and has attended executive business courses at the University of Chicago School of Business, the University of Michigan Business School and California Institute of Technology.

     Randall S. Firestone has served as a member of DCH's Board of Directors since December 1997. Mr. Firestone is a licensed California attorney and has operated his own practice in Hermosa Beach, California, specializing in civil litigation, since 1984. Mr. Firestone has done extensive lecturing and volunteer work and served on the Speaker's Bureau of the Anti-Defamation League from 1979 through 1986. Mr. Firestone is the son of Dr. William L. Firestone, a member of DCH's Board of Directors.

     Dr. William L. Firestone has served as a member of DCH's Board of Directors since May 1997. He served as President of DCH Technology between May 1997 and April 1999. Dr. Firestone had been in retirement before joining DCH. He served as General Manager at Rogerson Kratos Co. from 1991 to 1993. From 1988 to 1991 he was an independent management consultant. Between 1983 and 1988, he served as President of Jerrold Electronics and Teloc, Inc. Prior to this, he served as a Vice President and General Manager of Texscan Corporation, RCA, Hallicrafters Corp. and Whittaker Corp. between 1965 and 1983. Between 1955 and 1965, he served in various capacities at Motorola. Dr. Firestone holds a B.S. in Electrical Engineering from the University of Colorado, an M.S. in Electrical Engineering from the Illinois Institute of Technology, and a Ph.D. in Electrical Engineering from Northwestern University. Dr. Firestone is the father of Randall Firestone, a member of DCH's Board of Directors.

     Daniel Teran has served as a member of DCH's Board of Directors since December 1997. Mr. Teran is a Certified Public Accountant licensed in the state of California and has had his own practice in the city of Los Alamitos in Orange County since July 1989. He offers services in accounting, systems setup and design and taxation. He also provides tax planning and tax return preparation for individuals and businesses, and represents clients in audits with the Internal Revenue Service and the California Franchise Tax Board. Prior to July 1989, he worked as Chief Financial Officer for the Stephen Hopkins Development Company (a shopping center developer) and as Controller for NRC Construction Company. He also served as an auditor for Seidman and Seidman (a large national public accounting firm). He is an active member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants, and has served on various committees within these professional organizations. He received a B.S. degree in Accounting from California State University at Long Beach.

     Robert S. Walker has served as a member of DCH's Board of Directors since
January 1999.   Mr. Walker has served as President of the Wexler Group, a
Washington D.C.-based lobbying firm, since his retirement from Congress in 1997 where he had served as a representative from Pennsylvania since 1977. During his tenure in the House, he authored the Hydrogen Future Act of 1996 and served as Chairman of the House Science Committee. Also, he served as Vice Chairman of the Budget Committee, Chairman of the Republican Leadership, Chief Deputy Minority Whip, and a member of Speaker Newt Gingrich's six person Advisory Group. For many years, he was an active and influential member of the Republican majority in Congress. Mr. Walker also serves on the Board of Trustees of the Aerospace Corporation, the United States Space Science Foundation, and the Susquehana Center for Public Policy. He is also a member of the Advisory Board for the Imax Corporation. He is a fellow at Millersville University and Franklin and Marshall College, and serves as a regular academic lecturer. In addition, he continues to be a frequent guest on CNBC's "Hardball," PBS's "The Lehrer Newshour," and other C-SPAN, CNN, FOX and MSNBC programs. Mr. Walker began his career as a high school teacher and congressional aide. He received a B.S. degree in Education from Millersville University, an M.A. degree in Political Science from the University of Delaware and an Honorary Doctor of Laws from Franklin and Marshall College. Mr. Walker is no relation to DCH President and Board member David A. Walker.

     Raymond N. Winkel, a retired US Navy Rear Admiral, has served as a member of DCH's Board of Directors since December 1996. He served as Vice President of Programs for Astronautics Corporation of America in Milwaukee, Wisconsin from 1984 until his retirement in 1995. Prior to this, he was Vice President of the Telephonics Corporation between 1980 to 1983. However, the majority of his career was spent in the United States Navy, working his was up as one of the few enlisted men to ever reach flag Rank. Admiral Winkel joined the Navy in 1947, flew the four engine P4Y2 Privateer Anti-Submarine Warfare Aircraft during the Korean War and later served in several important capacities until joining the Naval Air Systems Command in Washington in 1971. Admiral Winkel has been awarded the Air Medal, the Naval Aviator's Gold Wings, the Legion of Merit, the Presidential Meritorious Service Medal, the Secretary of the Navy Commendation Medal, the Good Conduct Medal, the National Defense Service Medal (with the Bronze Star), the China Service Medal, the Korean Presidential Unit Citation Ribbon and a number of other medals and citations. Adm. Winkel earned a B.S. degree at Naval Post Graduate School in Monterey, California, a M.S. degree from Villanova University, and graduated from the Advanced Management Program at Harvard University.

     All of our officers serve at the discretion of the Board of Directors. Directors serve until the next annual meeting of DCH's shareholders, or until their successors have been duly elected and qualified.

Committees of the Board of Directors

     The Board of Directors of DCH currently has a Compensation Committee, an Audit Committee, a Legal Committee, a Public Policy Committee and a Technical Committee. The functions of each of these committees are described and the members of each are listed below.

     The Compensation Committee is chaired by David A. Walker. Dr. William L. Firestone, Daniel Teran and Robert S. Walker serve as the other Committee members. The Compensation Committee renders advice with respect to compensation matters and administers our equity and incentive compensation plans.

     The Audit Committee is comprised of Daniel Teran (who serves as Chairman), Randall S. Firestone and Robert S. Walker. The Audit Committee is responsible for supervising our auditors and reviewing the financial condition of us.

     Randall S. Firestone serves as the sole member of the Legal Committee. The Legal Committee is responsible for monitoring changes in the law that may be applicable to DCH, and for supervising the activities of our outside legal counsel.

     The Public Policy Committee is chaired by Robert S. Walker; David P. Haberman and Raymond N. Winkel serve as the other members of the Committee. The Public Policy Committee is responsible for monitoring and reporting on activity occurring in government relating to hydrogen and other matters that could affect us, our products and/or our marketing strategies.

     The Technical Committee is chaired by Raymond N. Winkel; it also consists of David P. Haberman and Dr. William L. Firestone. Dr. John Barclay (President of CryoFuel Systems, Inc.) is an outside adviser to this Committee. The Technical Committee examines new and existing technologies and renders advice to us regarding potential products based on those technologies.

Executive Compensation Summary

     The following table provides compensation information for the period indicated with respect to the persons who served as our Chief Executive Officers (the "Named Executive Officers") for the fiscal year ended December 31, 1999. No other executive officer of DCH received total salary and bonus in excess of $100,000 during the year ended December 31, 1999.

----------------------------------------------------------------------------------------
                                          ANNUAL                    LONG-TERM
                                       COMPENSATION                COMPENSATION
----------------------------------------------------------------------------------------
NAME                                    SALARY ($)              NUMBER OF SECURITIES
                                                                UNDERLYING OPTIONS (#)
----------------------------------------------------------------------------------------
David A. Walker, President                $0 (1)                    1,350,000
----------------------------------------------------------------------------------------
Dr. William L. Firestone (2)              $   0                       675,000
----------------------------------------------------------------------------------------

(1) Mr. Walker received $10,563 during the year ended December 31, 1999 as reimbursement for automobile expenses.

(2) Dr. Firestone resigned as President of DCH on April 20, 1999. David A. Walker was elected on that same date.

Employment Agreements

     We currently have employment agreements with each of David P. Haberman and David A. Walker, our Vice President, Technology and Planning, and President, respectively. Each employment agreement commenced on January 1, 1995 and terminates on December 31, 2000, and provides for an annual salary currently set at $100,000. Neither of the employment agreements provides for additional payments upon a change in control. Messers. Haberman and Walker have declined any cash compensation due under their respective employment agreements since the inception of their contracts. Mr. Walker has accepted approximately $10,563 as reimbursement for automobile expenses incurred during the year ended December 31, 1999.

Fiscal Year Option Grants

     There were no option grants to the named Executive Officers for the year ended December 31, 1999. During this same year, we granted other officers, employees and consultants options to purchase an aggregate of 2,135,356 shares of our common stock.

Fiscal Year Option Exercises and Fiscal Year-End Option Values

     Shown below is information regarding unexercised stock options held by the Named Executive Officer at December 31, 1999. No named executive officers exercised options in the year ended December 31, 1999.

-------------------------------------------------------------------------------------------------
Name                    Number of Unexercised Options at        Value of Unexercised In-the-
                                   Year End(#)                  Money Options at Year End($) (1)
                        -------------------------------------------------------------------------
                        Exercisable         Unexercisable       Exercisable         Unexercisable
-------------------------------------------------------------------------------------------------
David A. Walker          1,350,000               0               $4,009,500             $0
-------------------------------------------------------------------------------------------------
Dr. William L.             675,000               0               $2,004,750             $0
 Firestone
-------------------------------------------------------------------------------------------------

(1) Based on a per share fair market value of our common stock equal to $2.97 at December 31, 1999, the closing price for our common stock on that date as reported by various market makers for our common stock on the NASD Over-The-Counter Market Bulletin Board.

Director Compensation

     Members of the Board of Directors did not receive cash compensation in 1998 for their services to DCH in such capacity. However, in 1998 each Director received 30,000 shares of our restricted common stock for their service as Board members. In addition, each Board member was granted in 1998 options to purchase 50,000 shares of our common stock, at an exercise price of $0.25 per share, expiring in 2008. The options vested immediately upon the date of grant.

     Effective in 1999, compensation for members of the Board of Directors (regardless of whether such members are employees of DCH) is as follows:

For serving on the Board of Directors, $10,000 per year;
For each Board meeting, $2,000;
For chairing a committee, $2,000;
For serving on a committee, $2,000; and
For each working committee meeting, $2,000

Although the above compensation has not yet been paid out, we expect to do so in 2000.

     At our option, the above compensation, payable at the end of the year, may be paid in cash or in shares of our common stock.

     In addition, each non-employee director receives reimbursement for the expenses that he incurs in travelling to meetings of the Board of Directors or any of its committees.


                          RELATED PARTY TRANSACTIONS

     No officer or director has loaned us an amount in excess of $60,000.

     In the year ended December 31, 1998, certain officers and directors were granted options to purchase shares of our common stock as consideration for past services performed, including services performed during prior fiscal years. All of these options have an exercise price of $0.25 per share, expire on December 31, 2008 and were fully vested on the date of grant. The following table sets forth such option grants:

Name                              Underlying Options       During Fiscal Year
----                              ------------------       ------------------
Randall S. Firestone                    50,000                   1998

William L. Firestone                   393,525                   1998
                                       281,475                   1997

David P. Haberman                      364,000                   1998
                                       364,000                   1997
                                       364,000                   1996
                                       308,000                   1995

Daniel Teran                            50,000                   1998

David A. Walker                        363,000                   1998
                                       342,200                   1997

                                       326,600                   1996
                                       318,200                   1995

Raymond N. Winkel                      100,000                   1998

     On October 30, 1998, David P. Haberman, our Chairman of the Board of Directors and Vice President, Technology and Planning, exercised options to purchase 80,000 shares of our common stock at an exercise price of $0.25 per share. On December 21, 1999 David P. Haberman also exercised options to purchase 15,000 shares of our common stock at an exercise price of $0.25 per share. No other officers or directors exercised options during the year ended December 31, 1999.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.


                             SELLING STOCKHOLDERS

     This prospectus relates to the offering by the selling stockholders for resale of shares of our common stock acquired by them upon conversion of preferred stock and exercise of warrants which the selling stockholders received in private placements and other transactions. All of the shares of common stock offered by this prospectus are being offered by the selling stockholders for their own accounts.

     This offering will benefit certain selling stockholders. The selling stockholders will receive substantial proceeds from selling their shares of
common stock in this offering.   We will pay the offering expenses of the
selling stockholders in this offering, other than brokers' commissions. We currently estimate these expenses to be $40,000.

     The following table sets forth information with respect to the common stock beneficially owned by the selling stockholders as of the date of this prospectus, including shares obtainable upon the conversion of preferred stock and exercise of warrants convertible or exercisable, respectively, within 60 days of such date. The selling stockholders provided us the information included in the table below. To our knowledge, each of the selling stockholders has sole voting and investment power over the shares of common stock listed in the table below. Other than as set forth below, no selling stockholder, to our knowledge, has had a material relationship with us during the last three years, other than as an owner of our common stock or other securities.

                     BENEFICIAL OWNERSHIP OF         BENEFICIAL OWNERSHIP OF
                     COMMON STOCK PRIOR TO THE       COMMON STOCK AFTER THE
                     OFFERING                        OFFERING

 SELLING             NUMBER OF      NUMBER OF        NUMBER OF    PERCENT OF
 STOCKHOLDER         SHARES         SHARES TO BE      SHARES        CLASS
                                    SOLD UNDER
                                    THIS
                                    PROSPECTUS
 Aronson, Herbert        15,728         15,728          -0-           *
 H. and Irene
 Aronson, as
 Trustees of the
 Aronson second
 Amended Trust
 Dated March 9,
 1999
 Bastien,               100,000        100,000          -0-           *
 Christopher
 Bison Investment        35,000         35,000                        *
 Booras, Gary            81,373         81,373          -0-           *
 Borelli, Raymond        16,000         16,000          -0-           *
 Brown, Eliot           250,000        250,000          -0-           *
 Capibara, S.A.          55,556         55,556          -0-           *
 Caruso, Carmen           6,667          6,667          -0-           *
 Catmull, Janet &        10,000         10,000          -0-           *
 Joseph
 Cherniak, Mark         190,400        137,500          52,540        *
 Firestone, Herman       20,000         20,000          -0-           *
 B. and Betty
 Firestone, Randall   1,113,170         80,000          -0-           *
 S.
 Firestone, Solway       20,000         20,000          -0-           *
 Fred
 Firestone,           1,958,854         92,000       1,866,854       8.7%
 William
 Garvin Drive LP         40,000         40,000          -0-           *
 Guillen, Lisette           500            500          -0-           *
 Haddasah Baskin        800,000        800,000          -0-           *
 Technology Stock
 Trust
 Hallett, Edward R       22,000         16,000           6,000        *
 InfraSol                40,000         40,000          -0-           *
 Karon, Gary             30,000         30,000          -0-           *
 Karon, Harry           125,000        125,000          -0-           *

Keeshin, Brett                 33,334                   33,334                   -0-                       *
LeFort, David                   6,667                    6,667                   -0-                       *
LeFort, Peter                  32,097                    6,667                   -0-                       *
Mauro, Robert                  10,000                   10,000                   -0-                       *
McDermott,                    150,000                  150,000                   -0-                       *
Robert
McNeill, Christa                6,667                    6,667                   -0-                       *
B.
McNeill, Robin F.               6,667                    6,667                   -0-                       *
Metersky, Morton                8,000                    8,000                   -0-                       *
Miller, Karen                  25,000                   25,000                   -0-                       *
Morris, Lois                    7,300                    7,300                   -0-                       *
MSW Partners                   70,000                   70,000                   -0-                       *
Murphy, Jay                    15,000                   15,000                   -0-                       *
Parmacek, Eric                137,500                  137,500                   -0-                       *
Ralex Corp.                   950,000                  950,000                   -0-                       *
Ram Capital                 1,219,672                  719,672                 500,000                    2.4%
Reid, Dennis &                 67,500                   67,500                   -0-                       *
Kathy
Renewable                      20,000                   20,000                   -0-                       *
Energy Group
Ryan, Kevin                   200,000                  200,000                   -0-                       *
Segal, Mark                   137,500                  137,500                   -0-                       *
Shahnazari, Linda               7,500                    7,500                   -0-                       *
Slayton, Alfred                12,500                   12,500                   -0-                       *
Spurgeon, Chester               8,000                    8,000                   -0-                       *
Tam, Joseph                    24,800                   45,556                   -0-                      -0-
Thomas, Mark &                 10,000                   10,000                   -0-                       *
Regina
Thomas, Marvin &               10,000                   10,000                   -0-                       *
Betty
Walker, Daniel &               10,000                   10,000                   -0-                       *
Robin
Walker, Dennis                 10,000                   10,000                   -0-                       *
Walker, John &                 10,000                   10,000                   -0-                       *
Mary
Walker, Michael & Carol        10,000                   10,000                   -0-                       *

Walker, Timothy                   10,000                10,000                   -0-                       *
& Martha
Winkel, Ray                       80,040                 8,000                 72,040                      *
Winkel, Robert &                  20,000                20,000                   -0-                       *
Sharon
Zfat, Ruben                      166,667               166,667                   -0-                       *
Zier, Larry                       60,000                50,000                 10,000                      *

 * Less than one percent.

   Randall S. Firestone has served as a Director since 1997 and is the son of Dr. William L. Firestone, also member of our Board of Directors.

   Eric Parmacek is Dr. William Firestone's nephew and has conducted certain private placement fundraising efforts on behalf of DCH during the past 1.5 years.

   Ralex Corporation has conducted and continues to assist DCH with certain private placement fundraising activities.

   Ram Capital has conducted and continues to assist DCH with certain private placement funding activities. Ram Capital also produces an investment report on DCH.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 2, 2000 (i) by each director of DCH; (ii) by each person known by DCH to own beneficially more than five percent of our common stock; (iii) by the executive officers named in the Summary Compensation Table set forth in "Executive Compensation" and (iv) by all directors and executive officers of DCH as a group.

     Unless otherwise indicated in the footnotes to the table, the following individuals have sole vesting and sole investment control with respect to the shares they beneficially own. The address of all persons listed below is c/o DCH Technology, Inc. 27811 Avenue Hopkins, #6, Valencia, California 91355.

     The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which
the individual has sole or shared voting or investment power     and also any
shares which the individual has the right to acquire within 60 days after February 2, 2000. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect
beneficial owner of such shares. Unless otherwise     indicated, each person
named in the table has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares of common stock listed as owned by such person. The total number of outstanding shares of common stock at February 2, 2000 is 19,325,995.


Name And Address Of Beneficial          Amount And Nature Of       Percent Of Class      Percent Of Class
 Owner                                Beneficial Ownership (1)    Before the Offering   After the Offering

Executive Officers and Directors:
David A. Walker                                   2,371,280                     11.5%                 10.7%
David P. Haberman                                 2,257,966                     10.9%                 10.2%
Randall S. Firestone                              1,163,170                        6%                  5.6%
Dr. William L. Firestone                          1,898,854                      9.5%                  8.9%
Daniel Teran                                         80,000                       *                     *
Robert S. Walker                                                                  *                     *
Raymond Winkel                                      180,040                       *                     *
All executive officers and                        7,951,310                     34.6%                 32.6%
 directors as a group (7 persons)

(*)      Less than one percent.

     The shares listed as owned by David A. Walker include 1,350,000 shares of common stock issuable to him pursuant to options exercisable on or within 60 days of February 28, 2000.

     The shares listed are owned by David P. Haberman include 1,400,000 shares of common stock issuable to him pursuant to options exercisable on or within 60 days of February 28, 2000.

     The shares listed as owned by Randall S. Firestone include 50,000 shares of common stock issuable to him pursuant to options exercisable on or within 60 days of February 28, 2000.

     The shares listed as owned by Dr. William L. Firestone include 675,000 shares of common stock issuable to him pursuant to options exercisable on or within 60 days of February 28, 2000.

     The shares listed as owned by Daniel Teran include 50,000 shares of common stock issuable to him pursuant to options exercisable on or within 60 days of February 28, 2000.

     The shares listed as owned by Raymond Winkel include 100,000 shares of common stock issuable to him pursuant to options exercisable on or within 60 days of February 28, 2000.

     The shares listed as owned by all executive officers & directors include an aggregate 3,625,000 shares of common stock issuable to them pursuant to options exercisable on or within 60 days of February 28, 2000.

     Our executive officers and directors will retain significant control over DCH after this Offering. After this offering, our executive officers and directors will, in the aggregate, beneficially own approximately 32.6% of our outstanding common stock. As a result, these stockholders may, as a practical matter, be able to influence all matters requiring stockholder approval including the election of directors, merger or consolidation and the sale of all or substantially all of our assets. This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

     The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our Articles of Incorporation and our Bylaws are descriptions of the material terms of our securities.
Our Articles of Incorporation and Bylaws have been filed with the SEC as exhibits to this registration statement of which this prospectus forms a part.

     We are authorized to issue 50,000,000 shares of common stock, 20,703,141 shares of which were outstanding at February 28, 2000, and 5,000,000 shares of preferred stock, none of which were outstanding at February 28, 2000. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Description of Common Stock

     The holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to dividends when, if and as may be declared by the Board of Directors out of funds legally available therefore. Under the Colorado Corporations Code, we may declare and pay dividends only out of our surplus, or if there shall be no such surplus, out of our net profits for the fiscal year in which the dividend is declared or the preceding year. In the event of the liquidation, dissolution or winding up of DCH, holders of shares of common stock are entitled to share ratably in the assets, if any, available for distribution after payment of all creditors and the liquidation preferences on any outstanding shares of preferred stock. Holders of common stock have no preemptive rights to subscribe for any additional securities of any class, which we may issue, nor any conversion, redemption or sinking fund rights. The rights and privileges of holders of common stock are subject to the preferences of any shares of preferred stock that we may issue in the future.

Description of Preferred Stock

     We may issue shares of preferred stock in one or more classes or series within a class as may be determined by our Board of Directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any such class or series without any further vote or action by the shareholders. Any preferred stock so issued by the Board of Directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of DCH, or both. In addition, any such shares of preferred stock may have class or series voting rights. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock may tend to discourage or render more difficult a merger or other change in control of DCH.

     No shares of preferred stock are currently outstanding and we have no present plans to issue any shares of preferred stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Description of Warrants

    Prior to the February 28, 2000 issuance of our common stock, we also issued warrants to purchase shares of our common stock to several of the selling stockholders. These warrants may be exercised at any time during the five-year period following their issuance at exercise prices ranging from $0.30 to $0.75 per share.

Application of California General Corporation Law

     Although we are incorporated in Colorado, our headquarters is in the State of California. Section 2115 of the California General Corporations Law ("Section 2115") provides that certain provisions of the California General Corporations Law shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California stockholders.

     An entity such as us can be subject to Section 2115 if the average of the property factor, payroll factor and sales factor deemed to be in California during its latest full income year is more than 50 percent and more than one-half of its outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to corporations with outstanding securities listed on the New York or American Stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on NASDAQ, if such corporation has at least 800 beneficial holders of its equity securities. Since the average of our property factor, payroll factor and sales factor deemed to be in California during our latest fiscal year was almost 100%, and over one-half of our outstanding voting securities are held of record by persons having addresses in California, and our securities do not currently qualify as a national market security on NASDAQ, we are subject to Section 2115.

     During the period that we are subject to Section 2115, the provisions of the California General Corporations Law regarding the following matters are made applicable to the exclusion of the law of the State of Colorado:

     -    general provisions and definitions;
     -    annual election of directors;
     -    removal of directors without cause;
     -    removal of directors by court proceedings;
     - filling of director vacancies where less than a majority in office were elected by the stockholders;
     -    directors' standard of care;
     -    liability of directors for unlawful distributions;
     -    indemnification of directors, officers and others;
     -    limitations on corporate distributions of cash or property;
     -    liability of a stockholder who receives an unlawful distribution;
     -    requirements for annual stockholders' meetings;
     -    stockholders' right to cumulate votes at any election of directors;
     -    supermajority vote requirements;
     -    limitations on sales of assets;
     -    limitations on mergers;
     -    reorganizations;
     -    dissenters' rights in connection with reorganizations;
     -    required records and reports;
     -    actions by the California Attorney General; and
     -    rights of inspection.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for our common stock is Holladay Stock Transfer, Inc., in Scottsdale, Arizona.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of additional shares of our common stock may adversely affect our stock price and could harm our ability to raise funds from stock offerings in the future. To date, we have had a very limited trading volume in our common stock. Sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital at that time through the sale of our securities.

       On February 28, 2000, 20,703,141 shares of our common stock were outstanding. In addition, 1,849,672 shares of common stock were issuable upon exercise of warrants held by the selling stockholders. Of the outstanding shares, 11,678,020 shares of common stock are immediately eligible for sale in the public market without restriction or further registration under the Securities Act of 1933, unless purchased by or issued to any "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, described below. All other outstanding shares of our common stock are "restricted securities" as such term is defined under Rule 144, in that such shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933 or another exemption from registration.

       In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to various restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. As of February 2, 2000, 7,647,975 of our outstanding restricted shares were eligible for sale under Rule 144.

       The shares of common stock issuable upon exercise of the warrants held by the selling stockholders are being registered under this registration statement.

       There has been very limited trading volume in our common stock to date. Sales of substantial amounts of our common stock under Rule 144, this prospectus or otherwise could adversely affect the prevailing market price of our Common Stock and could impair our ability to raise capital through the future sale of our securities.

                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

-    privately negotiated transactions;

-    short sales;

- broker-dealer may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

-    a combination of any such methods of sale; and

-    any other method permitted pursuant to applicable law.

          The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

          The selling stockholders may also engage in puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

          Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders, or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

          The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the
meaning of the Securities Act in connection with such sales.   In such event,
any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

          We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby has been passed upon for us by Silicon Valley Law Group, San Jose, California.

                                    EXPERTS

     The financial statements included in the registration statement on Form SB-2 have been audited by Lucas, Horsfall, Murphy & Pindroh, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted, and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of DCH, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the Securities and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13/th/ Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

     Our Securities and Exchange Commission filings and the registration statement can also be reviewed by accessing the Securities and Exchange Commission's Internet site at http://www.sec.gov, which contains reports, proxy
                              ------------------
and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     You should rely only on the information provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer to sell, nor soliciting an offer to buy, these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                      Pages
                                                                                               ----------------

Independent Auditors' Report                                                                           F-2

Consolidated Balance Sheet                                                                             F-3

Consolidated Statements of Operations                                                                  F-4

Consolidated Statements of Stockholders' Equity (Deficit)                                              F-5

Consolidated Statements of Cash Flows                                                                  F-6

Notes to Consolidated Financial Statements                                                             F-7

                          Independent Auditors' Report
                          ----------------------------


The Stockholders and Board of Directors of
DCH Technology, Inc.



We have audited the accompanying consolidated balance sheet of DCH Technology, Inc. and Subsidiary as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DCH Technology, Inc. and Subsidiary at December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.


/s/ LUCAS, HORSFALL, MURPHY & PINDROH, LLP
------------------------------------------


Pasadena, California
February 22, 2000

                      DCH Technology, Inc. and Subsidiary
                          CONSOLIDATED BALANCE SHEET
                               December 31, 1999



                                    ASSETS


CURRENT ASSETS

     Cash                                                 $   1,193,084
     Accounts receivable                                        143,128
     Inventory                                                  127,319
     Prepaid expenses                                            90,248
     Other receivable                                           191,100
                                                           ------------

            TOTAL CURRENT ASSETS                              1,744,879

PROPERTY AND EQUIPMENT - NET                                    217,665

OTHER ASSETS
     Intangible assets, net of amortization                      98,577
     Investments with no readily determinable fair value        215,000
                                                           ------------

            TOTAL OTHER ASSETS                                  313,577
                                                           ------------

                                                          $   2,276,121
                                                           ============


                     LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
     Accounts payable                                     $      244,539
     Accrued expenses                                            510,690
     Accrued payroll and vacation                                 74,872
     Capital lease obligation, net of long-term portion           13,833
                                                            ------------

            TOTAL CURRENT LIABILITIES                            843,934

LONG TERM LIABILITIES
     Capital lease obligation, net of current portion             30,344
                                                            ------------

            TOTAL LIABILITIES                                    874,278

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY
     Preferred stock, $0.10 par value
       5,000,000 shares authorized,
       - 0 - shares issued and outstanding                             -
     Common stock, $0.01 par value,
       50,000,000 shares authorized, 19,325,995
       issued and outstanding                                    193,259
     Additional paid-in-capital                                9,775,433
     Common stock subscribed, 145,556 shares                     131,000
     Less: investment in limited liability companies             (79,445)
                                                            ------------

                                                              10,020,247

     Accumulated deficit                                      (8,618,404)
                                                            ------------

            TOTAL STOCKHOLDERS' EQUITY                         1,401,843
                                                            ------------

                                                          $    2,276,121
                                                            ============


          See Accompanying Notes to Consolidated Financial Statements.

                      DCH Technology, Inc. and Subsidiary
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FOR THE YEAR
                                                                  ENDED
                                                               DECEMBER 31,
                                                       1999                   1998
                                                 -----------------     -----------------
Sales                                                 $    543,199          $    207,580

Cost of products sold                                      332,394                66,480
                                                      ------------          ------------

Gross profit                                               210,805               141,100

Operating expenses:
 Selling, general and administrative expenses            2,870,256             2,880,897
 Depreciation and amortization                              65,336                31,857
 Research & development                                    841,708             1,810,185
                                                      ------------          ------------

   Total operating expenses                              3,777,300             4,722,939
                                                      ------------          ------------

(Loss) from operations                                  (3,566,495)           (4,581,839)

Other income (expenses)
 Equity (loss) in limited liability companies              (19,554)                    -
 Interest income and other income (expenses)                (1,424)                4,183
                                                      ------------          ------------

Net (loss)                                            $ (3,587,473)         $ (4,577,656)
                                                      ============          ============

Weighted average common shares outstanding              14,518,656             9,579,059
                                                      ============          ============

Net (loss) per common share
  Basic                                               $      (0.25)         $      (0.48)
                                                      ============          ============


See Accompanying Notes to Consolidated Financial Statements

                      DCH Technology, Inc. and Subsidiary
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Common Stock
                                                    ------------------------------------------       Additional
                                                      Shares                                           Paid-in-
                                                      Issued          Amount        Subscribed         Capital
                                                     ----------      --------        ---------        ----------
Balances at December 31, 1997                         7,279,731   $    72,797   $            -    $      319,806


Issuance of common stock
         and warrants for services                    2,874,882        28,749                -         2,118,938

Issuance of common stock
         options for services                                 -             -                -         1,194,353

Issuance of common stock
         and warrants for cash                        1,978,446        19,784                -         1,270,945

Issuance of common stock
         to acquire interest
         in Infrasoll LLC and
         Renewable Energies, LLC                         60,000           600                -            98,400

Issuance of common stock
         pursuant to exercise of
         stock options                                   80,000           800                -            19,200


Common stock subscription                                     -             -          100,000                 -

Net loss                                                      -             -                -                 -
                                                     ----------      --------        ---------        ----------
Balances at December 31, 1998                        12,273,059       122,730          100,000         5,021,642



Issuance of common stock, options
         and warrants for services                      848,469         8,485                -         1,216,660

Issuance of common stock
         and warrants for cash                        4,810,087        48,101                -         2,814,655

Issuance of common stock
         for payment of debt                             16,043           160                -            14,278

Issuance of common stock pursuant
         to exercise of warrants and options          1,218,337        12,183                -           609,798

Payment on common stock subscriptions                   160,000         1,600         (100,000)           98,400

Common stock subscription                                     -             -          131,000                 -

Investment in limited liability companies                     -             -                -                 -

Net loss                                                      -             -                -                 -
                                                     ----------      --------        ---------        ----------
Balances at December 31, 1999                        19,325,995   $   193,259   $      131,000    $    9,775,433
                                                     ==========      ========        =========        ==========

                                                                         Investment
                                                                         in Limited                                Total
                                                     Subscription        Liabilities          Accumulated      Stockholders'
                                                      Receivable         Companies              Deficit          Equity
                                                     -------------      -------------         -----------      -------------
Balances at December 31, 1997                        $        -          $         -         $ (453,275)       $   (60,672)


Issuance of common stock                                      -                    -                  -          2,147,687
         and warrants for services

Issuance of common stock
         options for services                                 -                    -                  -          1,194,353

Issuance of common stock
         and warrants for cash                                -                    -                  -          1,290,729

Issuance of common stock
         to acquire interest
         in Infrasoll LLC and
         Renewable Energies, LLC                              -                    -                  -             99,000

Issuance of common stock
         pursuant to exercise of
         stock options                                        -                    -                  -             20,000


Common stock subscription                              (100,000)                   -                  -                  -

Net loss                                                      -                    -         (4,577,656)        (4,577,656)
                                                     -------------      -------------         -----------      -------------
Balances at December 31, 1998                          (100,000)                   -         (5,030,931)           113,441


Issuance of common stock, options
         and warrants for services                            -                    -                  -          1,225,145

Issuance of common stock
         and warrants for cash                                -                    -                  -          2,862,756

Issuance of common stock
         for payment of debt                                  -                    -                  -             14,438

Issuance of common stock pursuant
         to exercise of warrants and options                  -                    -                  -            621,981

Payment on common stock subscriptions                  (100,000)                   -                  -            100,000

Common stock subscription                                     -                    -                  -            131,000

Investment in limited liability companies                     -              (79,445)                 -            (79,445)

Net loss                                                      -                    -         (3,587,473)        (3,587,473)
                                                     -------------      -------------         -----------      -------------
Balances at December 31, 1999                 $               -    $          (79,445)  $    (8,618,404)    $    1,401,843
                                                     =============      =============         ===========      =============

         See Accompanying Notes to Consolidated Financial Statements.

                       DCH Technology, Inc. and Subsidiary
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                              FOR THE YEAR
                                                                                                 ENDED
                                                                                               DECEMBER 31,
                                                                                        1999                  1998
                                                                                    ------------          -------------
 CASH FLOWS FROM (TO) OPERATING ACTIVITIES
      Net loss                                                                      $ (3,587,473)           $(4,577,656)
      Adjustments to reconcile net loss to net cash provided (used)
         by operating activities:
          Depreciation and amortization                                                   65,336                31,857
           Loss on disposal of equipment                                                   6,628                     -
          Issuance of stock, warrants and options for services                         1,225,145             3,342,040
          Loss from investment in partnerships                                            19,554
          Investment received for services                                              (150,000)                    -
      Change in:
         Accounts receivable                                                             (84,299)              (47,099)
         Inventory                                                                        16,395              (143,714)
         Prepaid expenses                                                                (90,248)                1,500
         Other receivable                                                                (60,100)                    -
         Accounts payable                                                                 73,109               125,102
         Accrued expenses                                                                469,891                40,799
         Accrued payroll and vacation                                                     74,872                     -
         Deferred revenue                                                                      -                (1,200)
                                                                                   -------------          ------------
         NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                             (2,021,190)           (1,228,371)
                                                                                   -------------          ------------

 CASH FLOWS FROM (TO) INVESTING ACTIVITIES
      Advance to customer                                                                      -              (100,000)
      Purchase of licenses and intellectual property                                     (87,000)              (30,000)
      Purchase of equipment                                                             (116,883)             (118,988)
                                                                                   -------------          ------------
         NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                               (203,883)             (248,988)
                                                                                   -------------          ------------
 CASH FLOWS FROM (TO) FINANCING ACTIVITIES
      Sale of common stock and warrants                                                2,862,756             1,310,729
      Advances from stockholders                                                               -               167,292
      Repayments of stockholder advances                                                (165,921)                    -
      Principal payments on capital lease                                                 (2,461)                    -
      Proceeds for exercise of warrants                                                  621,981                     -
      Proceeds from common stock subscriptions receivable                                100,000                     -
                                                                                   -------------          ------------
         NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                              3,416,355             1,478,021
                                                                                   -------------          ------------
 NET INCREASE (DECREASE) IN CASH                                                       1,191,282                   662

 CASH, BEGINNING OF PERIOD                                                                 1,802                 1,140
                                                                                   -------------          ------------
 CASH, END OF PERIOD                                                               $   1,193,084          $      1,802
                                                                                   =============          ============

 Supplemental disclosure of cash flow information is as follows:

      Cash paid for

         Interest                                                                  $      1,085                     -
         Income taxes                                                                     2,578           $     1,600

 Non-cash transactions

  During the year ended December 31, 1998, $99,000 of common stock was issued in connection with the Company's acquisition of interests in Infrasoll, LLC and Renewable Energies, LLC.

  During the year ended  December  31, 1999,  $65,000 of Hydrogen  Burner
     Technology common stock was received in satisfaction of related advance to customer, accounts payable and deferred revenue.

  During the year ended December 31, 1999, the Company entered into two capital lease agreements for $46,638 to purchase computer equipment.

  During the year ended December 31, 1999, the Company issued $14,438 of common stock in payment of debt.


     See Accompanying Notes to Consolidated Financial Statements

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES


    Organization and Business
    -------------------------

    DCH Technology, Inc. (the Company), formerly Connection Sports International, Inc., a Colorado corporation, was incorporated on February 23, 1996. The Company seeks out patented technologies, secures those patented technologies through licensing agreements with the patent holders and converts the technologies into viable products which DCH then produces and sells. DCH focuses on technologies related to the use of hydrogen, primarily hydrogen gas sensors and fuel cells.

    Business Recapitalization and Restatement
    -----------------------------------------

    On May 28, 1997, all of the outstanding capital stock of DCH Technology, Inc. was acquired by Connection Sports International, Inc. (CSI). In connection with this transaction, all of the shares of DCH Technology, Inc., were exchanged for 6,000,000 shares of CSI with CSI as the surviving corporation, which changed its name to DCH Technology, Inc. This stock exchange transaction is treated as an acquisition by the Company of the net tangible book value of the assets of CSI, at the date of the acquisition. Operating results of CSI for all periods prior to the date of its acquisition are not included in the operating results of the Company since such reverse merger is not treated as a pooling of interest for accounting purposes. DCH Technology, Inc. was engaged in the business of specializing in licensing and converting new ideas and technology into state-of-the art products.

    Principles of Consolidation
    ---------------------------

    The consolidated financial statements include the accounts of DCH Technology, Inc. and its wholly owned subsidiary. Significant intercompany accounts have been eliminated.

    Revenue Recognition
    -------------------

    Revenue from product sales is recognized at the time the product is shipped to its customer. Provision is made at the time the related revenue is recognized for estimated product returns. The Company provides for the estimated cost of post-sale support and product warranties upon shipment. When other significant obligations remain after products are delivered, revenue is recognized only after such obligations are fulfilled. Service revenue is recognized ratably over the contractual period or as services are performed.

    Product Warranty
    ----------------

    Management estimates the reserve based on the expected returns for the various products lines and average estimated repair cost.

    Advertising Costs
    -----------------

    Advertising and promotion costs are expenses as incurred.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

    Allowance for Doubtful Accounts
    -------------------------------

    No allowance for doubtful accounts has been provided, as it is the management's belief that receivables are fully collectible at December 31, 1999.

    Recently Issued Accounting Pronouncements
    -----------------------------------------

    In 1997, the Financial Accounting Standards Board (FASB) issued Statements No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's adoption of these statements had no material impact on the accompanying financial statements.

    Investments With no Readily Determinable Fair Value
    ---------------------------------------------------

    The Company acquired shares of two privately held companies without readily determinable market values in exchange for services rendered. The Company accounts for these transactions as prescribed by Accounting Principles Board
    (APB) 18 under the "cost method."

    Under this method, the Company's investment balance remains unchanged with respect to the activity of the investee and is impacted only with respect to permanent impairment of the investment. The net accumulated earnings of the investee subsequent to the date of the investment are recognized by the Company only to the extent such earnings are distributed by the investee as dividends. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions of cost of the investment.

    Year 2000 Issues
    ----------------

    Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to the Company's operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, the Company cannot reasonable predict with certainty the nature of likelihood of such impacts.

    The Company is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under control. The Company is addressing the Year 2000 issue in four overlapping phases: (i) identification and assessment of all critical software systems and equipment requiring modification or replacement prior to 2000; (ii) assessment of critical business relationships requiring modification prior 2000; (iii) corrective action and testing of critical systems; (iv) development of contingency and business continuation plans to mitigate any disruption to the Company's operations arising from the Year 2000 issue.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

     The Company is in the process of implementing a plan to obtain information from its external service providers, significant suppliers and customer, and financial institutions to confirm their plans and readiness to become Year 2000 compliant, in order to better understand and evaluate how their Year 2000 issues may affect the Company's operations. The Company currently is not in a position to assess this aspect of the

     Year 2000 issues; however, the Company plans to take the necessary steps to provide itself with reasonable assurance that its service providers, customers and financial institutions are Year 2000 compliant.

     The Company is developing contingency plans to identify and mitigate potential problems and disruptions to the Company's operations arising from the Year 2000 issue. The total cost to achieve Year 2000 compliance is not expected to be material. Amounts spent to date have not been material.

     While the Company believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on the Company's operations.

     Inventory
     ---------

     Inventory is stated at the lower of cost or market using the first-in, first-out method (FIFO). Inventories consist of parts and assemblies that are included in the final product.

     At December 31, 1999, inventory consisted of the following:

                  Raw materials                $     51,816
                  Work-in-process                    68,566
                  Finished goods                      6,937
                                               -------------

                                               $    127,319
                                               =============

    Research and Development
    ------------------------

    Research and development expenditures are charged to operations as incurred.

    Property and Equipment
    ----------------------

    Property and equipment is stated at cost. The assets are being depreciated using a combination of straight-line and accelerated methods over their estimated useful lives of five to seven years.

    It is the policy of the Company to capitalize significant improvements and to expense repairs and maintenance.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

    Stock Based Compensation
    ------------------------

    The Company accounts for stock-based compensation as prescribed by Statement of Financial Accounting Standard (SFAS) Number 123, and has adopted its disclosure provisions. If the intrinsic value method of accounting is used SFAS 123 requires pro forma disclosures of net income and earnings per share as if the fair value based method of accounting for stock based compensation had been applied.

    Loss Per Share
    --------------

    Basic (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is antidilutive.

    Intangible Assets
    -----------------

    Intangible assets, principally licenses agreements, are amortized on the straight-line method over the remaining life of the agreements. The carrying amounts of intangible assets are assessed for impairment when operating profits from the related assets' indicates carrying amounts may not be recoverable. Carrying values are reviewed periodically for impairment whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable.

    Statement of Cash Flows
    -----------------------

    For the purpose of the statement of cash flows, cash includes amounts "on-hand" and amounts deposited with financial institutions.

    Impairment of Long Lived Assets
    --------------------------------

    The Company evaluates its long lived assets by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No adjustment to the carrying value of the assets was indicated as of December 31, 1999.

    Accrued Expenses
    ----------------

    At December 31, 1999, accrued expenses consist of the following:

                    Officers' salaries           $   242,000
                    Board of Directors' fees         104,000
                    Licenses fees                     41,000
                    Research and development          91,125
                    Other                             32,565
                                                 ------------
                                                 $   510,690
                                                 ============

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

    Use of Estimates in Preparation of Consolidated Financial Statements
    --------------------------------------------------------------------

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue, expenses and disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

    Reclassification of Financial Statement Presentation
    ----------------------------------------------------

    Certain reclassifications have been made to the 1998 financial statements to conform with the 1999 financial statement presentation.

2.  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                  Automobiles                    $    34,260
                  Equipment                          203,924
                  Furniture and fixtures              15,842
                  Leasehold improvements              35,973
                  Tools                                2,900
                                                 -------------

                  Total                              292,899

                  Less accumulated depreciation       75,234
                                                 -------------

                  Net                            $   217,665
                                                 =============
    Depreciation expense was $47,887 and $26,082 for the years ended December 31, 1999 and 1998, respectively.

3.  INVESTMENT IN LIMITED LIABILITY COMPANIES

    During the year ended December 31, 1998, the Company invested in two limited liability companies (LLC). The investments are accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion Number 18, Equity Method of Accounting for Investments in Common Stock. As the Company's ownership interest in all of the limited liability companies in the investment portfolio is more than 20% and less than or equal to 50%, the investment in the limited liability companies is accounted for using the equity method. Under this method, the investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee and reports the recognized earnings and losses in income.

    The Company does not actively participate in the management of the limited liability companies.

    Dividends received from an investee reduce the carrying amount of the investment.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.  INVESTMENT IN LIMITED LIABILITY COMPANIES (Continued)

    The cost of the initial investments in limited liability companies was as follows:

                   Infrasoll LLC                    $    66,000
                   Renewable Energies Group LLC          33,000
                                                    ------------

                                                    $    99,000
                                                    =============

     The financial position and results of operations of Infrasoll, LLC and Renewable Energies Group, LLC as of December 31, 1999 and for the year then ended are as follows:

                                                                 Renewable
                                                                  Energies
                                               Infrasoll, LLC    Group, LLC
                                               --------------    ----------

         Financial Position
         ------------------
         Assets:
         Cash                                    $    12,077
         Accounts receivable                          25,000
         Investments, available-for-sale             178,200      $   89,100
                                                    ---------      ----------
                                                     215,277          89,100

         Liabilities:
         Accounts payable                             44,113          26,858
                                                    ---------      ----------
                                                      44,113          26,858
                                                    ---------      ----------
         Net assets                              $   171,164      $   62,242
                                                    =========      ==========

         DCH Technology, Inc Investment in
             Limited Liability Companies         $    85,582      $   20,747
                                                    =========      ==========

         Results of Operations
         ---------------------
         Revenues                                $    45,000            -
         Less: Operating expenses                     66,203      $   26,858
                                                    ---------      ----------
         Net Loss                                $   (21,203)     $  (26,858)
                                                    =========      ==========

         DCH Technology Allocated Loss in
             Limited Liability Companies         $   (10,602)     $   (8,952)
                                                    =========      ==========

    The difference in the amount carried on the balance sheet, as investments in the limited liability companies, and the amount of net assets attributable to the Company in largely attributed to unrealized holding gains and losses.

    As the primary asset of the limited liability companies is investment in DCH Technology, Inc. common stock, the investment in the limited liability companies has been reflected as a reduction of the stockholders' equity.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.  WARRANTS

    The Company has issued to consultants and others warrants to purchase the Company's common stock.

    The following is a summary of warrant activity for the year ended December 31, 1999 and 1998:

                                                                                                Weighted
                                                                           Exercise             Average
                                                                          Price per             Exercise
                                                   Warrants                 Share                Price
                                            ------------------       -----------------     ---------------
     Balance at December 31, 1997                     -                       -                    -

     Granted                                           380,634            $0.75 - 2.00               $1.47

     Exercised                                               -                       -                   -

     Forfeited                                               -                       -                   -
                                            ------------------       -----------------     ---------------

     Balance at December 31, 1998                      380,634            $0.75 - 2.00               $1.47

     Granted                                         3,208,009             0.40 - 0.78                0.47

     Exercised                                      (1,203,337)            0.25 - 0.63                0.51

     Forfeited                                        (110,000)            0.75 - 1.50                1.16
                                            ------------------       -----------------     ---------------

     Balance at December 31, 1999                    2,275,306            $0.40 - 2.00                0.55
                                            ==================       =================     ===============

    As allowed by SFAS 123, the Company recognized APB 25 compensation expense of $77,000 and $1,844 for the years ended December 31, 1999 and 1998, respectively.

5.  INCOME TAXES

    Income taxes are provided pursuant to SFAS No. 109 Accounting for Income Taxes. This statement requires the use of an asset and liability approach for financial reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Accordingly, as the realization and use of the net operating loss carryforward is not probable at December 31, 1999, the tax benefit of the loss carryforward is offset by a valuation allowance of the same amount.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INCOME TAXES (Continued)

    The composition of the Company's deferred tax assets is as follows:


Total deferred tax assets                    $           1,851,300
Total valuation allowance                               (1,851,300)
                                               -------------------

Total deferred tax assets                    $                   -
                                               ===================


    The tax effects of temporary differences and carryforwards that give rise to deferred assets are as follows:

Deferred tax assets:
  Net operating loss carryforwards           $           1,851,300
                                               -------------------

  Gross deferred tax assets                              1,851,300
  Valuation allowance                                   (1,851,300)
                                               -------------------

    Net deferred tax assets                  $                   -
                                               ===================

    The components of deferred income tax expense (benefit) were as follows:

Temporary differences:                                    1999                         1998
                                                ---------------------       ----------------------
  Stocks & Warrants compensation             $                230,806    $                 (69,279)
  Net operating loss carryforward                            (855,254)                  (1,091,313)
  Increase in valuation allowance                             624,448                    1,160,592
                                                ---------------------       ----------------------
                                             $                      -    $                       -
                                                =====================       ======================

    No provision for income taxes has been recorded for the periods ended December 31, 1999 and 1998 as the Company has incurred losses during these periods.

    The Company has approximately $7,900,000 of federal and state loss carryforwards available to reduce future federal and state tax liabilities which will begin to expire at various times starting 2013 and 2002, respectively.

6.  STOCK OPTIONS

    During the year ended December 31, 1998, the Board of Directors awarded 3,625,000 stock options to certain officers and Board members to purchase shares of the Company's restricted common stock at an exercise price of $0.25 per share. The options vested immediately and have a term ending December 31, 2008.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.  STOCK OPTIONS (Continued)

    The following table summarizes information about stock option transactions for the year ended December 31, 1999 and 1998:

                                                                                      Weighted
                                                                                       Average
                                                                                      Exercise
                                                                 Shares                 Price
                                                          ----------------       ----------------
Outstanding at beginning
  of year                                                          -  0  -
Awards:
  Granted in the year ended December 31, 1998                    3,625,000       $           0.25
  Exercised in the year ended December 31, 1998                    (80,000)                  0.25
                                                          ----------------

Outstanding at December 31, 1998                                 3,545,000     $             0.25
  Granted                                                        2,748,023                   0.65
  Exercised                                                        (15,000)                  0.25
                                                          ----------------

Outstanding at December 31, 1999                                 6,278,023                   0.43
                                                          ================

Exercisable at December 31, 1998                                 3,545,000                   0.25
                                                          ================

Exercisable at December 31, 1999                        $        6,278,023    $              0.43
                                                          ================

The following table summarizes information about stock options outstanding at December 31, 1999 and 1998:

                                                 Weighted
                                                 Average
                                                Remaining           Weighted                               Weighted
                            Number of            Years of            Average           Number of            Average
                             options           Contractual          Exercise            Options            Exercise
  Exercise prices          outstanding             Life               Price           Exercisable            Price
-------------------     ---------------     ---------------     --------------     ---------------     --------------
    $   0.25               3,545,000              10.0           $    0.25             3,545,000        $    0.25
    $0.25 - 0.90           6,278,023               7.8                0.43             6,278,023             0.43

    During the fiscal 1997 year, the Company adopted SFAS 123. Under the provisions of this standard, the Company has elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees. For the acquisition of goods or services from non-employees, valuation is based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably determinable. Under APB 25 the Company has recognized compensation expense of $211,898 for the year ended December 31, 1999, for its stock-based awards to employees.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  STOCK OPTIONS (Continued)

    The following table reflects pro forma net loss and earnings per share had the Company elected to adopt the fair value approach of SFAS 123 for the compensation of employees for the year ended December 31, 1999:

             Net loss:
             As reported                      $  (3,587,473)
             Pro forma                        $  (4,232,943)

             Loss per share:
               As reported                    $       (0.25)
               Pro forma                      $       (0.29)

    The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has used market information for similar instruments and applied judgment to estimate fair values of financial instruments. At December 31, 1999, the fair values of cash, accounts receivable and accounts payable approximated carrying values based the short maturity of these items.

8.  CONCENTRATION OF CREDIT RISK

    The Company has accounts receivable that comprised more than 50% of the total accounts receivable from the following entities:

             Entity
             ------
                Customer A                         $   129,955

                Individual accounts receivable
                 Comprising less than 20% of total
                 Accounts receivable                    13,173
                                                    -----------

                                                   $    143,128
                                                    ===========
9.  COMMITMENTS AND CONTINGENCIES

    Uninsured Cash Balances
    -----------------------

    Cash balances, as reflected on the bank statements, are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000 per institution. As of December 31, 1999 the Company's cash balance exceeded the FDIC insurance limit by $1,184,653.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.  COMMITMENTS AND CONTINGENCIES (Continued)

    Operating Leases
    ----------------

    The Company leases its present facilities under various operating leases expiring between October 2000 and December 2003.

    Minimum future lease payments are as follows:

             Fiscal year
                Ending
          ------------------
                 2000                                             $  69,806
                 2001                                                45,206
                 2002                                                21,565
                 2003                                                12,000
                                                                  ---------

                                                                  $ 148,577
                                                                  =========

    Rent expense for the years ended December 31, 1999 and 1998, was $50,608 and $30,245, respectively.

    Capital Lease Obligations
    -------------------------

    The Company entered into agreements to lease certain computer equipment under non-cancelable lease agreements during the year ended December 31, 1999. As of December 31, 1999, equipment under the capital lease agreements are included in property and equipment aggregated $43,638. Accumulated depreciation related to this equipment totaled $2,332 at December 31, 1999.

    Future minimum lease payments under capital lease obligations at December 31, 1999, are as follows:

                     2000                                        $ 20,163
                     2001                                          20,163
                     2002                                          16,803
                                                                 ---------

                     Total minimum payments                        57,129
                     Less amount representing interest            (12,952)
                                                                  --------

                     Total principal                               44,177
                     Less portion due within one year             (13,833)
                                                                  --------

                     Long-term portion                         $   30,344
                                                                  ========

    Interest paid on capital lease obligations was $700 and $0 for the years ended December 31, 1999 and 1998, respectively.

    Intangible Assets
    -----------------

    The Company has entered into various license and intellectual property agreements with the respective owners. The patent license agreements require the Company to pay initial license fees, which are being amortized over the remaining lives of the license agreements. In addition to the annual payments for the license the Company has agreed to pay royalties based on various factors included in these agreements.

    The patent license agreements generally contain performance benchmarks. If the Company fails to meet the benchmarks, the agreement may be kept in place at the sole discretion of the licensor.

    The total amortization expense related to the intangibles was $17,449 and $5,775 for the years ended December 31, 1999 and 1998, respectively.

    Royalties
    ---------

    The Company has entered into certain license agreements which requires minimum royalty payments as follows:

             Fiscal year
                Ending
            ---------------
                 2000                   $         64,000
                 2001                             62,000
                 2002                             62,000
                 2003                             62,000
                 2004                             62,000
              Thereafter                         772,000
                                           -------------
                                          $    1,084,000
                                           =============

    The future minimum royalty payments may be reduced as licenses are cancelled as the technology becomes obsolete.

    Royalty expense for the years ended December 31, 1999, and 1998 was $59,671 and $18,773, respectively.

    Employment Agreements
    ---------------------

    The Company currently has employment agreements with each of David P. Haberman and David A. Walker, its Vice President, Technology and Planning, and President, respectively. Each employment agreement commenced on January 1, 1995 and terminates on December 31, 2000, and provides for an annual salary currently set at $100,000. Neither of the employment agreements provides for additional payments upon a change in control.

                     DCH Technology, Inc., and Subsidiary
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10. SUBSEQUENT EVENT

    Subsequent to December 31, 1999, the Company received approximately $3.34 million dollars from private placements of DCH Technology, Inc. common stock with investors.

                             DCH TECHNOLOGY, INC.

                                   4,937,021
                                   Shares of
                                 Common Stock

                           ________________________

                                  PROSPECTUS

                           ________________________

                                  March 23, 2000